Exhibit 99.1

BEZEQ GROUP REPORTS

FOURTH QUARTER & Full year 2017 Financial results

Tel Aviv, Israel – March 29, 2018 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months and year ended December 31, 2017. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q4 2017	Q4 2016	% change	FY 2017	FY 2016	% change
	(NIS millions)			(NIS millions)

Revenues	2,458	2,504	(1.8%)	9,789	10,084	(2.9%)
Operating profit	427	532	(19.7%)	2,110	2,321	(9.1%)
EBITDA	854	940	(9.1%)	3,825	4,060	(5.8%)
EBITDA margin	34.7%	37.5%		39.1%	40.3%
Net profit	205	185	10.8%	1,235	1,244	(0.7%)
Diluted EPS (NIS)	0.07	0.07	0.0%	0.45	0.45	0.0%
Cash flow from operating activities	842	832	1.23%	3,525	3,526	0.0%
Payments for investments	391	335	16.7%	1,530	1,416	8.1%
Free cash flow [1]	513	(7.8)%	2,093	2,093	2,248	(6.9%)
Net debt/EBITDA (end of period)	2.46	2.39		2.46	2.39

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

David Granot, Bezeq’s Interim Chairman, stated, “Diversification across all telecom segments, focus on providing the highest-quality products and services, along with outstanding customer service, have enabled us to maintain our leadership position in the Israeli telecom market. Our fixed-line operations generated new sources of revenue over the years by developing innovative services for the residential and commercial markets. At the same time, Pelephone managed to stem the erosion of its revenues, while also posting growth across all key metrics. The Company is leading the market in new subscriber recruitment and maintaining profitability in a fiercely competitive cellular market. yes launched its IPTV product – Sting to helping address heightened competition. We are working on consolidating certain activities of the subsidiaries to create synergies that could lead to a significant reduction in expenses, even before the structural separation is removed.”

Granot further stated, “The present period is undoubtedly challenging for the Bezeq Group, not only from the commercial and competitive side, but also in terms of concerns about our corporate governance. The effects of the ongoing investigations, including matters related to Bezeq as well as the Company’s officers and its ownership structure, are numerous and complex, and Bezeq’s Board of Directors views the matters with all due seriousness. In recent months, many actions have been taken to improve Bezeq’s corporate governance, and we will continue these efforts diligently, upholding the interests of all of Bezeq stakeholders. Bezeq’s management and its thousands of employees are working with admirable success to allow the Company to operate without interruption.

Our results for 2017 prove beyond doubt that, in contrast to various statements, the wholesale market reform is working successfully and competition across the entire telecom industry is greater. Cancelling the structural separation in the Bezeq Group would not only not change this trend, it would contribute to further price decreases for end-consumers. In coordination with the regulatory authorities, we will continue to take all actions necessary to serve all of Bezeq’s stakeholders, while stressing the value to our customers.”

Yali Rothenberg, CPA, Bezeq Group’s Chief Financial Officer commented, “Our financial results for 2017 reflected the increasing competition in all the Group segments while, at the same time, demonstrated the strong financial profile and competitive assets of the Group companies regarding service, ownership of advanced infrastructures and reliance on professional and skilled employees.

The outlook for the coming year reflects the preparation and adaptation by all the Group companies of the long-term vision that is required for us to continue to be the leading and most significant communications group in Israel in the era of rapid technological and structural changes, while continuing to bring value to our shareholders over time.”

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 1

Bezeq Group Results (Consolidated)

Revenues in 2017 totaled NIS 9.80 billion compared to NIS 10.08 billion in 2016, a decrease of 2.9%.

Revenues in the fourth quarter of 2017 were NIS 2.46 billion, compared to NIS 2.50 billion in the same quarter of 2016, a decrease of 1.8%.

The decrease in revenues was due to lower revenues in all key group segments.

Salary expenses in 2017 totaled NIS 2.005 billion compared to NIS 2.012 billion in 2016, a decrease of 0.3%. Salary expenses in the fourth quarter of 2017 were NIS 505 million, compared to NIS 503 million in the same quarter of 2016, an increase of 0.4%.

Operating expenses in 2017 totaled NIS 3.89 billion compared to NIS 4.01 billion in 2016, a decrease of 3.0%. Operating expenses in the fourth quarter of 2017 were NIS 1.00 billion, compared to NIS 1.03 billion in the same quarter of 2016, a decrease of 2.4%.

The decrease in operating expenses was due to a reduction in most of the expense categories of the group, which was influenced, among other factors, by the early adoption of accounting standard IFRS 15.

Other operating income/expenses, net in 2017 amounted to expenses of NIS 68 million compared to nil in 2016. Other operating income/expenses, net in the fourth quarter of 2017 amounted to expenses of NIS 96 million compared to expenses NIS 33 million in the same quarter of 2016.

The increase in other operating expenses was primarily due to a loss of NIS 87 million from the impairment of assets in yes.

Depreciation expenses in 2017 totaled NIS 1.72 billion compared to NIS 1.74 billion in 2016, a decrease of 1.4%. Depreciation expenses in the fourth quarter of 2017 were NIS 427 million, compared to NIS 408 million in the same quarter of 2016, an increase of 4.7%.

The decrease in depreciation expenses in 2017 was primarily due to a reduction in the amortization of excess costs recorded in connection with the increase to a controlling stake in yes. The increase in depreciation expenses in the fourth quarter 2017 was due to yearly depreciation adjustments recorded in the fourth quarter of 2016 in Bezeq Fixed-Line.

Operating profit in 2017 totaled NIS 2.11 billion compared to NIS 2.32 billion in 2016, a decrease of 9.1%. Operating profit in the fourth quarter of 2017 was NIS 427 million compared to NIS 532 million in the same quarter of 2016, a decrease of 19.7%.

EBITDA in 2017 totaled NIS 3.83 billion (EBITDA margin of 39.1%) compared to NIS 4.06 billion (EBITDA margin of 40.3%) in 2016, a decrease of 5.8%. EBITDA in the fourth quarter of 2017 was NIS 854 million (EBITDA margin of 34.7%) compared to NIS 940 million (EBITDA margin of 37.5%) in the same quarter of 2016, a decrease of 9.1%.

Financing expenses in 2017 totaled NIS 417 million compared to NIS 447 million in 2016, a decrease of 6.7%. Financing expenses in the fourth quarter of 2017 were NIS 120 million compared to NIS 136 million in the same quarter of 2016, a decrease of 11.8%.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 2

The decrease in financing expenses was primarily due to a change in the recording of the second contingent consideration related to the acquisition of yes whereby income of NIS 14 million was recorded in 2017 compared to an expense of NIS 55 million in 2016. The decrease was partially offset by an increase in financing expenses in respect of a change in the fair value of financial assets in yes.

Tax expenses in 2017 totaled NIS 453 million compared to NIS 625 million in 2016, a decrease of 27.5%. Tax expenses in the fourth quarter of 2017 were NIS 101 million compared to NIS 210 million in the same quarter of 2016, a decrease of 51.9%.

The decrease in tax expenses was primarily due to a reduction in the tax asset in 2016 and recognition of deferred tax expenses in the amount of NIS 143 million (NIS 79 million in the fourth quarter 2016) due to a decrease in the corporate tax rate.

Net profit in 2017 totaled NIS 1.235 billion compared to NIS 1.244 billion in 2016, a decrease of 0.7%. Net profit in the fourth quarter of 2017 was NIS 205 million compared to NIS 185 million in the same quarter of 2016, an increase of 10.8%.

The increase in net profit in the fourth quarter of 2017 was primarily due to the aforementioned reduction in tax and financing expenses.

Cash flow from operating activities in 2017 totaled NIS 3.53 billion, in-line with 2016. Cash flow from operating activities in the fourth quarter of 2017 was NIS 842 million compared to NIS 832 million in the same quarter of 2016, an increase of 1.2%.

Payments for investments (Capex) in 2017 totaled NIS 1.53 billion compared to NIS 1.42 billion in 2016, an increase of 8.1%. Payments for investments in the fourth quarter of 2017 was NIS 391 million compared to NIS 335 million in the same quarter of 2016, an increase of 16.7%.

The increase in investments was primarily due to the early adoption of accounting standard IFRS 15.

Free cash flow in 2017 totaled NIS 2.09 billion compared to NIS 2.25 billion in 2016, a decrease of 6.9%. Free cash flow in the fourth quarter of 2017 was NIS 473 million compared to NIS 513 million in the same quarter of 2016, a decrease of 7.8%.

The decrease in free cash flow was due to the aforementioned increase in investments.

Net financial debt of the Group was NIS 9.39 billion as of December 31, 2017 compared to NIS 9.72 billion as of December 31, 2016. As of December 31, 2017, the Group’s net financial debt to EBITDA ratio was 2.46, compared to 2.39 as of December 31, 2016.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 3

Dividend Announcement

On March 6, 2018, the Company’s Board of Directors decided to update the dividend distribution policy, whereby the Company will distribute to its shareholders, on a semi-annual basis, a dividend of 70% of the half-year profit (after tax) based on the Company’s consolidated financial statements.

As a result, the Board of Directors recommended the distribution of 70% of net profits for the second half of 2017 as a cash dividend of NIS 368 million (approximately NIS 0.13 per share) to shareholders. The semi-annual dividend, which is subject to shareholder approval, would be payable on May 10, 2018. The ex-dividend date would be May 3, 2018.

2018 Outlook

Below is the Bezeq Group’s outlook for 2018, based on the existing information known to the Bezeq Group today:

Net profit attributable to shareholders:	Approximately NIS 1.0 billion

EBITDA:	Approximately NIS 3.9 billion

Free cash flow*:	Approximately NIS 1.5 billion

The projected data includes the effect of early implementation of IFRS 16 as from January 1, 2018 of NIS 400 million on EBITDA and a negligible amount on the net profit.

The forecasts do not include effects from realization of the Company’s rights in the “Sakia” property, which depend on the fulfillment of various conditions regarding the sale of the property. The actual results may differ from these assessments, depending on the date of recording the capital gain in respect of the sale of the asset, the final amount of the capital gain, which depends on the amounts of fees and levies that will apply to the Company in respect of the sale of the asset and on the date of receipt of the payments for the sale of the property.

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations, including that the forecasts do not include the effects, if any, of the provision for early retirement of employees and/or the signing of collective labor agreements in the Group and cancellation of the Group’s structural separation, including the effects of the merger with DBS and everything involved. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group’s ability to implement its plans in 2018. Actual results might differ from these estimates taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, and so forth, or if one or more of the risk factors listed in the Periodic Report of 2017.

*Cash flow from operating activities less net payments for investments and leases.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 4

Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “The financial results reflect our solid financial base in a dynamic and changing business and regulatory environment. Yesterday we approached the Ministry of Communications with a proposal to outline the operation of our fiber optic service. We take upon ourselves the commitment to provide ultra-fast Internet service to every corner of the country, and to provide the service to all Israeli citizens.

This is the first time that cloud and digital services are presented as a separate segment in the reports. Revenue in this area doubled in the last five years to NIS 230 million, while last year alone it posted a 13.3% increase. This indicates our ability to create a completely new revenue line, enabling us to cope with the competitive and technological changes that have occurred in the market in recent years. Our focus is on innovation, enabling us to enter new fields of activity in the most advanced technological worlds. We lead the IoT field in Israel, and tens of thousands of homes and hundreds of businesses are using our smart services, as well as several cities in Israel. Our innovation is also at the center of our activity in the various areas of operations such as information systems, customer service and the development of the network.

At the same time, there is fierce competition in the telecommunications market, which creates real value for the customer, reduces prices and improves service. The various reforms implemented in recent years are working well, and the number of television customers receiving service from all the providers over Bezeq’s network has already surpassed 200,000. We continue to streamline our operations despite the growth in the customer base, including those of the wholesale market, which totaled 532 thousand at the end of the fourth quarter.

“Bezeq employees provide the highest quality service in Israel, as determined by the Ministry of Communications’ last service survey, and are the basis for the company’s success,” Handler said.

Revenues in 2017 totaled NIS 4.24 billion compared to NIS 4.38 billion in 2016, a decrease of 3.2%.

Revenues in the fourth quarter of 2017 were NIS 1.05 billion, compared to NIS 1.08 billion in the same quarter of 2016, a decrease of 3.2%.

The decrease in revenues was due to a reduction in telephony and transmission service revenues, which were partially offset by higher revenues from broadband Internet and cloud & digital services.

Revenues from telephony services in 2017 totaled NIS 1.28 billion compared to NIS 1.39 billion in 2016, a decrease of 8.0%. Revenues from telephony services in the fourth quarter of 2017 were NIS 309 million compared to NIS 331 million in the same quarter of 2016, a decrease of 6.6%.

The decrease in telephony revenues was due to a reduction of 5.3% in the average revenue per line in 2017 and 3.6% in the fourth quarter of 2017 as well as a decrease of 4.7% in the number of access lines.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 5

Revenues from broadband Internet services (retail and wholesale) in 2017 totaled NIS 1.54 billion compared to NIS 1.50 billion in 2016, an increase of 2.9%. Revenues from broadband Internet services in the fourth quarter of 2017 were NIS 397 million compared to NIS 381 million in the same quarter of 2016, an increase of 4.2%.

The increase in revenues from broadband Internet services was primarily due to continued growth in the number of Internet lines, which reached 1.64 million subscribers, despite the decrease in retail broadband Internet subscribers.

Revenues from transmission and data communication services in 2017 totaled NIS 975 million compared to NIS 1.07 billion in 2016, a decrease of 8.8%. Revenues from transmission and data communication services in the fourth quarter of 2017 were NIS 236 million compared to NIS 272 million in the same quarter of 2016, a decrease of 13.2%.

The decrease in revenues from transmission and data communication services was due to a reduction in transmission revenues from telecommunication operators.

Beginning in the 2017 financial statements, the Company is reclassifying its revenues under a new category called “cloud and digital services”. These services are defined as managed services, with the designated infrastructure installed in the Bezeq core network. Customers are connected to such infrastructure via the Internet or through a dedicated communication line.

Revenues from cloud & digital services in 2017 totaled NIS 230 million compared to NIS 203 million in 2016, an increase of 13.3%. Revenues from cloud & digital services in the fourth quarter of 2017 totaled NIS 60 million compared to NIS 53 million in the same quarter of 2016, an increase of 13.2%.

The increase in revenues from cloud & digital services was primarily due to an increase in revenues from virtual private exchange (IP Centrex) services, digital marketing and advertising services, IoT services, managed services in the business sector and Internet security applications.

Operating expenses in 2017 totaled NIS 677 million compared to NIS 705 million in 2016, a decrease of 4.0%. Operating expenses in the fourth quarter of 2017 were NIS 163 million, compared to NIS 180 million in the corresponding quarter of 2016, a decrease of 9.4%.

The decrease in operating expenses was primarily due to a reduction in most of the expense categories of the Company, which was influenced, among other factors, by the early adoption of accounting standard IFRS 15.

Salary expenses in 2017 totaled NIS 891 million compared to NIS 898 million in 2016, a decrease of 0.8%. Salary expenses in the fourth quarter of 2017 were NIS 223 million compared to NIS 226 million in the same quarter of 2016, a decrease of 1.3%.

Other operating income/expenses (net) in 2017 amounted to income of NIS 23 million compared to income of NIS 13 million in 2016. Other operating income/expenses (net) in the fourth quarter of 2017 amounted to expenses of NIS 6 million compared to expenses NIS 34 million in the same quarter of 2016.

Other operating income/expenses was influenced by a decrease in the provision for early retirement partially offset by a reduction in capital gains from the sale of real estate.

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Depreciation expenses in 2017 totaled NIS 728 million compared to NIS 717 million in 2016, an increase of 1.5%. Depreciation expenses in the fourth quarter of 2017 were NIS 185 million compared to NIS 161 million in the same quarter of 2016, an increase of 14.9%.

The increase in depreciation expenses in the fourth quarter was due to yearly depreciation adjustments recorded in the fourth quarter of 2016.

Operating profit in 2017 totaled NIS 1.97 billion compared to NIS 2.08 billion in 2016, a decrease of 5.1%. Operating profit in the fourth quarter of 2017 totaled NIS 470 million compared to NIS 481 million in the same quarter of 2016, a decrease of 2.3%.

EBITDA in 2017 totaled NIS 2.70 billion (EBITDA margin of 63.6%) compared to NIS 2.79 billion (EBITDA margin of 63.7%) in 2016, a decrease of 3.4%. EBITDA in the fourth quarter of 2017 totaled NIS 655 million (EBITDA margin of 62.6%) compared to NIS 642 million (EBITDA margin of 59.3%) in the same quarter of 2016, an increase of 2.0%.

Financing expenses in 2017 totaled NIS 403 million compared to NIS 445 million in 2016, a decrease of 9.4%. Financing expenses in the fourth quarter of 2017 were NIS 122 million compared to NIS 146 million in the same quarter of 2016, a decrease of 16.4%.

The decrease in financing expenses was primarily due a change in the recording of the second contingent consideration related to the acquisition of yes whereby income of NIS 14 million was recorded in 2017 compared to an expense of NIS 55 million in 2016.

Tax expenses in 2017 totaled NIS 396 million compared to NIS 399 million in 2016, a decrease of 0.8%. Tax expenses in the fourth quarter of 2017 were NIS 88 million compared to NIS 100 million in the same quarter of 2016, a decrease of 12.0%.

Net profit in 2017 totaled NIS 1.17 billion compared to NIS 1.23 billion in 2016, a decrease of 4.9%.

Net profit in the fourth quarter of 2017 totaled NIS 260 million compared to NIS 235 million in the same quarter of 2016, an increase of 10.6%.

The increase in net profit in the fourth quarter of 2017 was due to the aforementioned decrease in financing and tax expenses.

Cash flow from operating activities in 2017 totaled NIS 2.23 billion compared to NIS 2.06 billion in 2016, an increase of 7.8%. Cash flow from operating activities in the fourth quarter of 2017 was NIS 587 million compared to NIS 482 million in the same quarter of 2016, an increase of 21.8%.

The increase in cash flow from operating activities was due to changes in working capital and tax payments.

Payments for investments (Capex) in 2017 totaled NIS 825 million compared to NIS 834 million in 2016, a decrease of 1.1%. Payments for investments in the fourth quarter of 2017 was NIS 226 million compared to NIS 205 million in the same quarter of 2016, an increase of 10.2%.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 7

Free cash flow in 2017 totaled NIS 1.49 billion compared to NIS 1.36 billion in 2016, an increase of 9.7%. Free cash flow in the fourth quarter of 2017 was NIS 383 million compared to NIS 292 million in the same quarter of 2016, an increase of 31.2%.

The increase in free cash flow was due to the aforementioned increase in cash flow from operating activities.

In the fourth quarter of 2017, the Company added 27,000 broadband Internet lines (retail and wholesale), totaling 1.64 million. This figure reflects the highest quarterly increase recorded over the past two years. The number of wholesale broadband Internet lines continued to grow and reached 532,000 lines, representing a sequential increase of 48,000 lines. During the past year, the number of wholesale lines grew by 155,000.

During the fourth quarter of 2017, average broadband speeds reached 51.5 Mbps, compared to 49.5 Mbps sequentially, and 43.4 Mbps in the fourth quarter of 2016, representing a year-over-year increase of 18.7%.

Further to the aforementioned reclassification of revenues, retroactive adjustments were made to the number of telephony access lines, average revenue per line and average revenue per Internet subscriber.

Average revenue per Internet subscriber (ARPU - retail) in the fourth quarter of 2017 was NIS 92, compared to NIS 90 sequentially and NIS 90 in the fourth quarter of 2016.

The number of telephony access lines totaled 1.916 million at the end of December 2017, compared to 1.942 million at the end of September 2017 and 2.010 million at the end of December 2016.

Average revenue per line (ARPL) in the fourth quarter of 2017 totaled NIS 53, compared to NIS 54 sequentially and NIS 55 in the fourth quarter of 2016.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 8

Bezeq Fixed-Line - Financial data	Q4 2017	Q4 2016	% change	FY 2017	FY 2016	% change
	(NIS millions)			(NIS millions)

Total revenues	1,047	1,082	(3.2%)	4,244	4,383	(3.2%)
Telephony revenues	309	331	(6.6%)	1,281	1,392	(8.0%)
Broadband Internet revenues	397	381	4.2%	1,544	1,500	2.9%
Transmission and data revenues	236	272	(13.2%)	975	1,069	(8.8%)
Cloud & digital services revenues [3]	60	53	13.2%	230	203	13.3%
Other revenues	45	45	0.0%	214219	(2.3)%
Operating profit	470	481	(2.3%)	1,971	2,076	(5.1%)
EBITDA	655	642	2.0%	2,699	2,793	(3.4%)
EBITDA margin	62.6%	59.3%		63.6%	63.7%
Net profit [1]	260	235	10.6%	1,172	1,232	(4.9%)
Cash flows from operating activities	587	482	21.8%	2,225	2,064	7.8%
Payments for investments	226	205	10.2%	825	834	(1.1%)
Free cash flow [2]	383	292	31.2%	1,494	1,362	9.7%

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

3 The Company’s revenues were reclassified as of FY 2017, such that certain revenues were reclassified under the category “Cloud & Digital Services.”

Bezeq Fixed-Line - KPIs	Q4 2017	Q3 2017	Q4 2016

Active subscriber lines (in thousands) [1,5]	1,916	1,942	2,010
Average monthly revenue per line (NIS) [2,5]	53	54	55
Outgoing minutes (millions)	1,068	1,132	1,136
Incoming minutes (millions)	1,205	1,266	1,252
Churn rate (%) [3]	2.4%	2.3%	2.4%
Total broadband Internet lines (in thousands) [4]	1,635	1,608	1,558
Of which: Wholesale broadband Internet lines (in thousands) [4]	532	484	377
Average monthly revenue per broadband Internet subscriber (NIS) - Retail [5]	92	90	90
Average broadband speed per subscriber (end of period, Mbps)	51.5	49.5	43.4

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings). Active subscriber lines are presented at the end of each period.

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.

3 Chum rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq’s wholesale service for telecom operators. Broadband Internet lines are presented at the end of each period.

5 Pursuant to the reclassification of Company revenues, retroactive adjustments were made to subscriber lines, average monthly revenue per line and average monthly revenue per broadband Internet subscriber.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 9

Pelephone Results

Ran Guron, CEO of Pelephone, stated, “2017 was a watershed year for Pelephone, and this is clearly evident in our financial results. We continue to post positive operating results, which are improving from quarter to quarter and validate our growth strategy over the past two years. The erosion in overall revenues has clearly been stemmed with an outstanding achievement compared to the same quarter last year – a decrease of only 0.2%, despite a market-wide decline in ARPU. Furthermore, we see continued strong growth in subscriber recruitment with 206,000 new subscribers. Net profit jumped 55.7% above last year’s figure and 600% compared to the same quarter last year, with a continued decrease in operating costs and continued investment activities.”

Guron added that, “Pelephone focuses on the cellular market and is leading across all metrics: the fastest network, the leading cellular brand, and the company with the best service. In the present year, we will continue our current initiatives: IoT, digital transformation, and completion of our MIMO 4X4 deployment plan. Results on the ground has positioned Pelephone as the best and most cutting-edge company in the cellular market in Israel.”

Total revenues in 2017 totaled NIS 2.55 billion compared to NIS 2.63 billion in 2016, a decrease of 3.2%. Total revenues in the fourth quarter of 2017 were NIS 651 million compared to NIS 652 million in the same quarter of 2016, a decrease of 0.2%.

Revenues from cellular services stabilized in 2017 as the accelerated growth in subscribers stemmed the erosion in service revenues, which characterized the last few years. Revenues from cellular services in 2017 totaled NIS 1.78 billion compared to NIS 1.82 billion in 2016, a decrease of 2.0%. Revenues from cellular services in the fourth quarter of 2017 were NIS 437 million compared to NIS 439 million in the same quarter of 2016, a decrease of 0.5%.

The decrease in revenues from cellular services was due to the transition of existing customers to lower priced plans including higher data plans which correspond to current market prices, and which was almost completely offset by an increase in revenues from new subscribers.

Revenues from equipment sales in 2017 totaled NIS 764 million compared to NIS 812 million in 2016, a decrease of 5.9%. Revenues from equipment sales in the fourth quarter of 2017 were NIS 214 million, compared to NIS 213 in the same quarter of 2016, an increase of 0.5%.

The increase in revenues from equipment sales in the fourth quarter was due to the successful launch of new handsets, and the decrease on a yearly basis was due to the cancellation of purchase tax on imported cellular handsets in April 2017 that led to a reduction in prices as well as an increase in competition.

Operating expenses continued to decrease and in 2017 totaled NIS 2.47 billion compared to NIS 2.60 billion in 2016, a decrease of 4.7%. Operating expenses in the fourth quarter of 2017 were NIS 636 million compared to NIS 655 million in the same quarter of 2016, a decrease of 2.9%.

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Operating profit grew significantly in 2017 and totaled NIS 72 million compared to NIS 32 million in 2016, an increase of 125%. Operating profit in the fourth quarter of 2017 was NIS 15 million, compared to an operating loss of NIS 4 million in the same quarter of 2016.

The increase in operating profit was primarily due to the continued reduction in operating expenses due to, among other factors, the early adoption of accounting standard IFRS 15.

EBITDA in 2017 totaled NIS 455 million (EBITDA margin of 17.9%) compared to NIS 412 million (EBITDA margin of 15.7%) in 2016, an increase of 10.4%. EBITDA in the fourth quarter of 2017 was NIS 105 million (EBITDA margin of 16.1%), compared to NIS 85 million (EBITDA margin of 13.0%) in the same quarter of 2016, an increase of 23.5%.

Net profit in 2017 totaled NIS 95 million compared to NIS 61 million in 2016, an increase of 55.7%. Net profit in the fourth quarter of 2017 was NIS 21 million compared to NIS 3 in the same quarter of 2016, an increase of 600%.

Cash flow from operating activities in 2017 totaled NIS 605 million compared to NIS 582 million in 2016, an increase of 4.0%. Cash flow from operating activities in the fourth quarter of 2017 was NIS 86 million compared to NIS 65 million in the same quarter of 2016, an increase of 32.3%.

Free cash flow in 2017 totaled NIS 296 million compared to NIS 341 million in 2016, a decrease of 13.2%. Free cash flow in the fourth quarter of 2017 was NIS 10 million compared to NIS 2 million in the same quarter of 2016, an increase of 400%.

Pelephone continued to lead in subscriber growth with an increase of 206,000 new subscribers in 2017 (after adjusting for the disconnection of 83,000 subscribers due to the closure of the CDMA network).

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 11

Pelephone - Financial data	Q4 2017	Q4 2016	% change	FY 2017	FY 2016	% change
	(NIS millions)			(NIS millions)

Total revenues	651	652	(0.2%)	2,546	2,630	(3.2%)
Service revenues	437	439	(0.5%)	1,782	1,818	(2.0%)
Equipment revenues	214	213	0.5%	764	812	(5.9%)
Operating profit	15	(4)		72	32	125.0%
EBITDA	105	85	23.5%	455	412	10.4%
EBITDA margin	16.1%	13.0%	17.9%	15.7%
Net profit	21	3	600.0%	95	61	55.7%
Cash flows from operating activities	86	65	32.3%	605	582	4.0%
Payments for investments	77	64	20.3%	310	243	27.6%
Free cash flow	10	2	400.0%	296	341	(13.2%)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q4 2017	Q3 2017	Q4 2016

Total subscribers (end of period, in thousands) [1]	2,525	2,475	2,402
Average revenue per user (ARPU, NIS) [2]	58	63	62
Churn rate [3]	6.9%	7.1%	6.3%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone’s network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company’s services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 12

Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “In 2017, we continued implementing the Company’s ‘Cyber as a Service’ cyber defense strategy, which we have been spearheading in Israel. The innovation we promote for our household and commercial customers in Israel and abroad, is particularly evident in light of the stiff competition we face in our various operating segments, and provides additional and unique value for our customers.”

Revenues in 2017 totaled NIS 1.54 billion compared to NIS 1.55 billion in 2016, a decrease of 0.7%. Revenues in the fourth quarter of 2017 reached NIS 379 million compared to NIS 392 million in the same quarter of 2016, a decrease of 3.3%.

After adjusting for hubbing revenues, total revenues in 2017 increased 1.2% compared to 2016 due to the continued growth in revenues from business communications (ICT) partially offset by the decrease in revenues from international calls.

Profitability metrics were influenced by the significant decrease in the international calls and hubbing sectors.

Operating profit in 2017 totaled NIS 174 million compared to NIS 176 million in 2016, a decrease of 1.1%. Operating profit in the fourth quarter of 2017 was NIS 41 million compared to NIS 47 million in the same quarter of 2016, a decrease of 12.8%.

EBITDA in 2017 totaled NIS 309 million (EBITDA margin of 20.1%), compared to NIS 313 million (EBITDA margin of 20.2%) in 2016, a decrease of 1.3%. EBITDA in the fourth quarter of 2017 was NIS 76 million (EBITDA margin of 20.1%), compared to NIS 81 million (EBITDA margin of 20.7%) in the same quarter of 2016, a decrease of 6.2%.

Net profit in 2017 totaled NIS 127 million compared to NIS 125 million in 2016, an increase of 1.6%.

Net profit in the fourth quarter of 2017 was NIS 31 million, compared to NIS 33 million in the same quarter of 2016, a decrease of 6.1%.

Cash flow from operating activities in 2017 totaled NIS 277 million compared to NIS 269 million in 2016, an increase of 3.0%. Cash flow from operating activities in the fourth quarter of 2017 was NIS 82 million, compared to NIS 86 million in the same quarter of 2016, a decrease of 4.7%.

Free cash flow in 2017 totaled NIS 138 million compared to NIS 150 million in 2016, a decrease of 8.0%. Free cash flow in the fourth quarter of 2017 was NIS 47 million compared to NIS 61 million in the same quarter of 2016, a decrease of 23.0%.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 13

Bezeq International	Q4 2017	Q4 2016	% change	FY 2017	FY 2016	% change
	(NIS millions)			(NIS millions)

Revenues	379	392	(3.3%)	1,537	1,548	(0.7%)
Operating profit	41	47	(12.8%)	174	176	(1.1%)
EBITDA	76	81	(6.2%)	309	313	(1.3%)
EBITDA margin	20.1%	20.7%		20.1%	20.2%
Net profit	31	33	(6.1%)	127	125	1.6%
Cash flows from operating activities	82	86	(4.7%)	277	269	3.0%
Payments for investments	36	26	38.5%	142	120	18.3%
Free cash flow [1]	47	61	(23.0%)	138	150	(8.0%)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 14

yes Results

Ron Eilon, CEO of yes, stated, “Despite fierce competition, yes continues to lead the television market with our new value offering – yes ULTIMATE, which allows existing and new customers to enjoy a uniform price, get much more while paying much less for the best content in Israel, uncompromising customer service, and winning product innovations.”

Revenues in 2017 totaled NIS 1.65 billion compared to NIS 1.75 billion in 2016, a decrease of 5.4%.

Revenues in the fourth quarter of 2017 were NIS 404 million compared to NIS 438 million in the same quarter of 2016, a decrease of 7.8%. The decrease in revenues was primarily due to a reduction in the average number of subscribers as well as a decrease in the average revenue per subscriber.

Operating profit in 2017 totaled NIS 163 million compared to NIS 264 million in 2016, a decrease of 38.3%. Operating profit in the fourth quarter of 2017 was NIS 27 million compared to NIS 68 million in the same quarter of 2016, a decrease of 60.3%. The decrease in operating profit was primarily due to a decrease in revenues.

EBITDA in 2017 totaled NIS 448 million (EBITDA margin of 27.2%), compared to NIS 560 million (EBITDA margin of 32.1%), in 2016, a decrease of 20.0%. EBITDA in the fourth quarter of 2017 was NIS 99 million (EBITDA margin of 24.5%), compared to NIS 139 million (EBITDA margin of 31.7%) in the same quarter of 2016, a decrease of 28.8%.

Profit before financing expenses from shareholders and taxes in 2017 totaled NIS 92 million compared to NIS 206 million in 2016, a decrease of 55.3%. Profit before financing income from shareholders and taxes in the fourth quarter of 2017 was NIS 15 million, compared to NIS 67 million in the same quarter of 2016, a decrease of 77.6%.

Profits before financing expenses from shareholders and taxes were influenced by the decrease in operating profit and the increase in financing expenses due to a change in the fair value of financial assets.

Net profit/loss in 2017 totaled a net loss of NIS 244 million compared to a net profit of NIS 68 million in 2016. Net profit in the fourth quarter of 2017 was NIS 11 million compared to NIS 395 million in the same quarter of 2016.

The increase in net loss in 2017 was due to the complete reduction of the tax asset partially offset by the conversion of financing expenses from shareholder loans to equity.

The decrease in net profit in the fourth quarter of 2017 was due to the recording of the deferred tax asset in the corresponding quarter of 2016.

Cash flow from operating activities in 2017 totaled NIS 430 million compared to NIS 629 million in 2016, a decrease of 31.6%. Cash flow from operating activities in the fourth quarter of 2017 was NIS 95 million compared to NIS 207 million in the same quarter of 2016, a decrease of 54.1%.

The decrease in cash flow from operating activities in 2017 was primarily due to a decrease in profitability as well as an increase in payments for broadcasting rights.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 15

ARPU in the fourth quarter of 2017 was NIS 226 compared to NIS 237 in the same quarter of 2016, a decrease of 4.6%.

The number of yes subscribers in the fourth quarter of 2017 decreased by 9,300 to a total of 587,000 subscribers.

yes - Financial data	Q4 2017	Q4 2016	% change	FY 2017	FY 2016	% change
	(NIS millions)			(NIS millions)

Revenues	404	438	(7.8%)	1,650	1,745	(5.4%)
Operating profit	27	68	(60.3%)	163	264	(38.3%)
EBITDA	99	139	(28.8%)	448	560	(20.0%)
EBITDA margin	24.5%	31.7%		27.2%	32.1%
Profit before finance expenses to shareholders and taxes	15	67	(77.6%)	92	206	(55.3%)
Net profit (loss)	11	395	(97.2%)	(244)	68
Cash flows from operating activities	95	207	(54.1%)	430	629	(31.6%
Payments for investments	53	41	29.3%	235	209	12.4%
Free cash flow [1]	42	166	(74.7%)	196	421	(53.4%)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q4 2017	Q3 2017	Q4 2016

Number of subscribers (end of period, in thousands) [1]	587	597	614
Average revenue per user (ARPU, NIS) [2]	226	226	237
Churn rate (%) [3]	5.9%	4.8%	3.6%

1 Subscriber — one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 16

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. David Granot, Bezeq's Interim Chairman, and Mr. Yali Rothenberg, Bezeq's Chief Financial Officer on Thursday, March 29, 2018, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0687

Israel Phone Number: 03-918-0687

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, April 4, 2018. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5921

Israel Phone Number: 03-925-5921

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 17

About "Bezeq" The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, cloud and digital services, and other data communications; satellite and Internet based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 18

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Income Statements

	2017	2016	2015
	NIS million	NIS million	NIS million

Revenues	9,789	10,084	9,985
Costs of activity
General and operating expenses	3,891	4,012	3,869
Salaries	2,005	2,012	1,957
Depreciation and amortization	1,715	1,739	1,684
Other operating (income) expenses, net	68	-	(95)
	7,679	7,763	7,415

Operating profit	2,110	2,321	2,570
Financing expenses
Financing expenses	477	508	376
Financing income	(60)	(61)	(113)
Financing expenses, net	417	447	263

Profit after financing expenses, net	1,693	1,874	2,307
Share in earnings (losses) of equity accounted investees	(5)	(5)	12
Profit before income tax	1,688	1,869	2,319
Income tax	453	625	598
Equity for the year attributable to shareholders of the Company	1,235	1,244	1,721
Earnings per share (NIS)
Basic earnings per share	0.45	0.45	0.63

Diluted earnings per share	0.45	0.45	0.62

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 19

"Bezeq" The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Year ended December 31
	2017	2016	2015
	NIS million	NIS million	NIS million
Loss from impairment of assets	87	-	-
Profit from the sale of fixed assets (mainly real estate)	(66)	(107)	(234)
Provision for early retirement	23	96	117
Others	24	11	22
Other operating (income) expenses, net	68	-	(95)

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 20

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets

	2017	2016
Assets	NIS million	NIS million

Cash and cash equivalents	2,181	648
Investments	289	586
Trade receivables	1,915	2,000
Other receivables	270	219
Eurocom DBS, related party	43	-
Inventory	125	106
Total current assets	4,823	3,559

Trade and other receivables	493	644
Broadcasting rights, net of rights exercised	454	432
Fixed assets	6,798	6,876
Intangible assets	2,768	3,047
Deferred tax assets	1,019	1,007
Deferred expenses and non-current investments	494	382
Total non-current assets	12,026	12,388

Total assets	16,849	15,947

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 21

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Balance Sheets (Cont'd)

	2017	2016
	NIS million	NIS million

Debentures, loans and borrowings	1,632	1,825
Trade and other payables	1,699	1,610
Current tax liabilities	152	104
Employee benefits	280	315
Liability to Eurocom DBS Ltd. related party	-	32
Provisions	94	80
Total current liabilities	3,857	3,966

Loans and debentures	10,229	9,128
Employee benefits	272	258
Derivatives and other liabilities	234	244
Deferred tax liabilities	73	101
Provisions	40	47
Total non-current liabilities	10,848	9,778

Total liabilities	14,705	13,744

Total equity	2,144	2,203

Total liabilities and equity	16,849	15,947

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 22

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows

	2017	2016	2015
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	1,235	1,244	1,721
Adjustments:
Depreciation and amortization	1,715	1,739	1,684
Loss from impairment of assets	87	-	-
Capital gain, net	(66)	(107)	(234)
Share in the losses (profits) of equity-accounted investees	5	5	(12)
Financing expenses, net	426	474	307
Income tax expenses	453	625	598
Profit from gaining control in DBS	-	-	(12)

Change in trade and other receivables	193	106	322
Change in inventory	(35)	(20)	(20)
Change in trade and other payables	10	(24)	(271)
Change in provisions	15	(19)	18
Change in employee benefits	(33)	(65)	110
Change in other liabilities	(34)	23	(9)
Net income tax paid	(446)	(455)	(462)
Net cash from operating activities	3,525	3,526	3,740

Cash flow used for investing activities
Purchase of fixed assets	(1,131)	(1,193)	(1,324)
Investment in intangible assets and deferred expenses	(399)	(223)	(311)
Investment in bank deposits and others	(276)	(917)	(1,785)
Proceeds from bank deposits and others	564	1,088	3,260
Proceeds from the sale of fixed assets	98	138	151
Miscellaneous	(4)	1	(7)
Tax payment for shareholder’s loans	-	(461)	-
Cash in a company consolidated for the first time	-	-	299
Net cash from (used in) investment activities	(1,148)	(1,567)	283

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 23

"Bezeq" The Israel Telecommunication Corp., Limited

Consolidated Statements of Cash Flows (Cont'd)

	2017	2016	2015
	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures and receipt of loans	2,517	2,161	1,010
Repayment of debentures and loans	(1,567)	(1,841)	(2,192)
Dividends paid	(1,286)	(1,441)	(1,777)
Interest paid	(415)	(458)	(494)
Payment to Eurocom DBS for acquisition of shares and DBS loan	(61)	(256)	(680)
Miscellaneous	(32)	(31)	5
Net cash used for financing activities	(844)	(1,866)	(4,128)

Increase (decrease) in cash and cash equivalents, net	1,533	93	(105)
Cash and cash equivalents as at January 1	648	555	660
Cash and cash equivalents as at the end of the year	2,181	648	555

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 24

"Bezeq" The Israel Telecommunication Corp., Limited

Effect of application of accounting standard IFRS 15 on the consolidated statement of income

	Year ended December 31, 2017
	In accordance with the previous policy	Change	In accordance with IFRS 15
	NIS million	NIS million	NIS million
General and operating expenses	4,022	(131)	3,891
Salaries	2,039	(34)	2,005
Depreciation and amortization expenses	1,661	54	1,715
Operating profit	1,999	111	2,110
Profit after financing expenses	1,582	111	1,693
Profit before income tax	1,577	111	1,688
Income tax	426	27	453
Profit for the period	1,151	84	1,235

BEZEQ GROUP REPORTS FULL YEAR 2017 FINANCIAL RESULTS	PAGE | 25

Bezeq Facts & Figures Q4 & FY 2017 Three months ending December 31, 2017

Index of contents

Sheet I-	Financials
Sheet II-	Other income / expenses
Sheet III-	Key Performance Indicators (KPIs)
Sheet IV-	Dividends
Sheet V-	Glossary

For further information:
Bezeq Investor Relations
Phone +9722 539 5441
ir@bezeq.co.il
www.bezeq.co.il

The data in this metrics file contains partial information from the public reports of Bezeq under the Israeli Securities Law for which the Hebrew reports can be accessed at the Israeli Securities Authority’s website. The metrics file is a not a substitute for a review of the detailed reports of Bezeq.

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Bezeq Group (1)
Key Income Statement Metrics
Revenues	9,055	2,174	2,603	2,602	2,606	9,985	2,559	2,511	2,510	2,504	10,084	2,453	2,463	2,415	2,458	9,789
QoQ Change		-3.9%	19.7%	0.0%	0.2%		-1.8%	-1.9%	0.0%	-0.2%		-2.0%	0.4%	-1.9%	1.8%
YoY Change	-5.3%	-5.9%	15.7%	16.6%	15.2%	10.3%	17.7%	-3.5%	-3.5%	-3.9%	1.0%	-4.1%	-1.9%	-3.8%	-1.8%	-2.9%
Depreciation & amortization	1,281	317	451	457	459	1,684	449	440	442	408	1,739	428	424	436	427	1,715
QoQ Change		-1.2%	42.3%	1.3%	0.4%		-2.2%	-2.0%	0.5%	-7.7%		4.9%	-0.9%	2.8%	-2.1%
YoY Change	-2.3%	1.0%	41.4%	39.8%	43.0%	31.5%	41.6%	-2.4%	-3.3%	-11.1%	3.3%	-4.7%	-3.6%	-1.4%	4.7%	-1.4%
Salaries	1,768	439	497	506	515	1,957	513	495	501	503	2,012	504	494	502	505	2,005
QoQ Change		-0.2%	13.2%	1.8%	1.8%		-0.4%	-3.5%	1.2%	0.4%		0.2%	-2.0%	1.6%	0.6%
YoY Change	-5.6%	-2.0%	12.2%	15.8%	17.0%	10.7%	16.9%	-0.4%	-1.0%	-2.3%	2.8%	-1.8%	-0.2%	0.2%	0.4%	-0.3%
Other operating expenses (income)	(586)	(17)	(141)	(13)	76	(95)	5	(12)	(26)	33	0	(4)	(1)	(23)	96	68
QoQ Change		NM	729.4%	-90.8%	N/M		-93.4%	-340.0%	116.7%	N/M		N/M	-75.0%	2200.0%	N/M
YoY Change	N/M	NM	-75.2%	-48.0%	406.7%	-83.8%	N/M	-91.5%	100.0%	-56.6%	N/M	N/M	-91.7%	-11.5%	190.9%	N/M
Operating Profit	3,226	636	794	652	488	2,570	574	616	599	532	2,321	566	573	544	427	2,110
QoQ Change		0.5%	24.8%	-17.9%	-25.2%		17.6%	7.3%	-2.8%	-11.2%		6.4%	1.2%	-5.1%	-21.5%
YoY Change	14.4%	-7.6%	-35.7%	-2.8%	-22.9%	-20.3%	-9.7%	-22.4%	-8.1%	9.0%	-9.7%	-1.4%	-7.0%	-9.2%	-19.7%	-9.1%
Finance expenses (income), net	130	37	129	100	(3)	263	102	105	104	136	447	101	102	94	120	417
QoQ Change		117.6%	248.6%	-22.5%	N/M		N/M	2.9%	-1.0%	30.8%		-25.7%	1.0%	-7.8%	27.7%
YoY Change	-10.3%	-11.9%	303.1%	156.4%	N/M	102.3%	175.7%	-18.6%	4.0%	N/M	70.0%	-1.0%	-2.9%	-9.6%	-11.8%	-6.7%
Income taxes	815	152	183	144	119	598	183	133	99	210	625	113	111	128	101	453
QoQ Change		-6.2%	20.4%	-21.3%	-17.4%		53.8%	-27.3%	-25.6%	112.1%		-46.2%	-1.8%	15.3%	-21.1%
YoY Change	25.2%	-10.6%	-41.5%	-15.3%	-26.5%	-26.6%	20.4%	-27.3%	-31.3%	76.5%	4.5%	-38.3%	-16.5%	29.3%	-51.9%	-27.5%
Net profit attributed to Bezeq shareholders	2,111	463	482	407	369	1,721	288	377	394	185	1,244	350	358	322	205	1,235
QoQ Change		11.3%	4.1%	-15.6%	-9.3%		-22.0%	30.9%	4.5%	-53.0%		89.2%	2.3%	-10.1%	-36.3%
YoY Change	19.2%	1.3%	-40.5%	-4.9%	-11.3%	-18.5%	-37.8%	-21.8%	-3.2%	-49.9%	-27.7%	21.5%	-5.0%	-18.3%	10.8%	-0.7%
Adjusted EBITDA	3,921	936	1,104	1,096	1,023	4,159	1,028	1,044	1,015	973	4,060	990	996	957	950	3,893
QoQ Change		-3.4%	17.9%	-0.7%	-6.7%		0.5%	1.6%	-2.8%	-4.1%		1.7%	0.6%	-3.9%	-0.7%
YoY Change	-4.7%	-5.8%	12.1%	12.6%	5.6%	6.1%	9.8%	-5.4%	-7.4%	-4.9%	-2.4%	-3.7%	-4.6%	-5.7%	-2.4%	-4.1%
EBITDA, reported	4,507	953	1,245	1,109	947	4,254	1,023	1,056	1,041	940	4,060	994	997	980	854	3,825
QoQ Change		-0.1%	30.6%	-10.9%	-14.6%		8.0%	3.2%	-1.4%	-9.7%		5.7%	0.3%	-1.7%	-12.9%
YoY Change	9.1%	-4.9%	-19.8%	11.1%	-0.7%	-5.6%	7.3%	-15.2%	-6.1%	-0.7%	-4.6%	-2.8%	-5.6%	-5.9%	-9.1%	-5.8%
Earnings Per Share - Diluted	0.77	0.17	0.17	0.15	0.13	0.62	0.10	0.14	0.14	0.07	0.45	0.13	0.13	0.12	0.07	0.45
Shares Outstanding - Diluted	2,755	2,759	2,759	2,762	2,764	2,763	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765
Operating & General Expenses
Total operating & general expenses	3,366	799	1,002	1,000	1,068	3,869	1,018	972	994	1,028	4,012	959	973	956	1,003	3,891
QoQ Change		-330.3%	25.4%	-0.2%	6.8%		-4.7%	-4.5%	2.3%	3.4%		-6.7%	1.5%	-1.7%	4.9%
YoY Change	-5.9%	-34.4%	-18.1%	-21.3%	-407.8%	14.9%	27.4%	-3.0%	-0.6%	-3.7%	3.7%	-5.8%	0.1%	-3.8%	-2.4%	-3.0%
Terminal equipment & materials	928	226	205	193	256	880	216	201	177	237	831	202	230	181	242	855
QoQ Change		-11.0%	-9.3%	-5.9%	32.6%		-15.6%	-6.9%	-11.9%	33.9%		-14.8%	13.9%	-21.3%	33.7%
YoY Change	-13.4%	-13.7%	-3.3%	-3.5%	0.8%	-5.2%	-4.4%	-2.0%	-8.3%	-7.4%	-5.6%	-6.5%	14.4%	2.3%	2.1%	2.9%
Interconnect & payments to telecom operators	847	212	241	236	220	909	212	211	211	191	825	196	206	201	202	805
QoQ Change		-0.9%	13.7%	-2.1%	-6.8%		-3.6%	-0.5%	0.0%	-9.5%		2.6%	5.1%	-2.4%	0.5%
YoY Change	-6.4%	2.9%	15.9%	7.8%	2.8%	7.3%	0.0%	-12.4%	-10.6%	-13.2%	-9.2%	-7.5%	-2.4%	-4.7%	5.8%	-2.4%
Maintenance of buildings and sites	639	150	156	161	149	616	154	145	151	155	605	147	138	152	147	584
QoQ Change		-8.5%	4.0%	3.2%	-7.5%		3.4%	-5.8%	4.1%	2.6%		-5.2%	-6.1%	10.1%	-3.3%
YoY Change	5.3%	-3.8%	0.0%	-1.2%	-9.1%	-3.6%	2.7%	-7.1%	-6.2%	4.0%	-1.8%	-4.5%	-4.8%	0.7%	-5.2%	-3.5%
Marketing & general	603	129	160	164	187	640	177	168	180	172	697	144	134	159	158	595
QoQ Change		-11.0%	24.0%	2.5%	14.0%		-5.3%	-5.1%	7.1%	-4.4%		-16.3%	-6.9%	18.7%	-0.6%
YoY Change	7.1%	-15.7%	4.6%	7.9%	29.0%	6.1%	37.2%	5.0%	9.8%	-8.0%	8.9%	-18.6%	-20.2%	-11.7%	-8.1%	-14.6%
Services and maintenance by sub-contractors	137	34	55	52	58	199	63	61	68	69	261	67	64	67	62	260
QoQ Change		41.7%	61.8%	-5.5%	11.5%		8.6%	-3.2%	11.5%	1.5%		-2.9%	-4.5%	4.7%	-7.5%
YoY Change	-15.4%	-15.0%	44.7%	48.6%	141.7%	45.3%	85.3%	10.9%	30.8%	19.0%	31.2%	6.3%	4.9%	-1.5%	-10.1%	-0.4%
Vehicle maintenance	154	35	41	47	44	167	42	39	42	41	164	42	39	38	37	156
QoQ Change		-10.3%	17.1%	14.6%	-6.4%		-4.5%	-7.1%	7.7%	-2.4%		2.4%	-7.1%	-2.6%	-2.6%
YoY Change	1.3%	-5.4%	2.5%	23.7%	12.8%	8.4%	20.0%	-4.9%	-10.6%	-6.8%	-1.8%	0.0%	0.0%	-9.5%	-9.8%	-4.9%
Content	58	13	144	147	154	458	154	147	165	163	629	161	162	158	155	636
QoQ Change		0.0%	N/M	2.1%	4.8%		0.0%	-4.5%	12.2%	-1.2%		-1.2%	0.6%	-2.5%	-1.9%
YoY Change	-10.8%	-13.3%	N/M	N/M	N/M	689.7%	N/M	2.1%	12.2%	N/M	37.3%	4.5%	10.2%	-4.2%	-4.9%	1.1%

(1) The Bezeq Group’s financial data includes yes balance sheet data as of Q1 2015 and income statement and cash flow data as of Q2 2015.

2 of 14
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Bezeq Group (cont’d)
Key Cash Flow Metrics
Operating cash flow	3,796	961	840	1,050	889	3,740	922	870	902	832	3,526	826	875	982	842	3,525
QoQ Change		30.0%	-12.6%	25.0%	-15.3%		3.7%	-5.6%	3.7%	-7.8%		-0.7%	5.9%	12.2%	-14.3%
YoY Change	-8.6%	-7.9%	-21.1%	10.5%	20.3%	-1.5%	-4.1%	3.6%	-14.1%	-6.4%	-5.7%	-10.4%	0.6%	8.9%	1.2%	0.0%
Capital expenditures, gross (cash flow)	1,275	368	511	427	329	1,635	345	387	349	335	1,416	380	406	353	391	1,530
QoQ Change		16.8%	38.9%	-16.4%	-23.0%		4.9%	12.2%	-9.8%	-4.0%		13.4%	6.8%	-13.1%	10.8%
YoY Change	3.8%	16.8%	58.2%	32.6%	4.4%	28.2%	-6.3%	-24.3%	-18.3%	1.8%	-13.4%	10.1%	4.9%	1.1%	16.7%	8.1%
Proceeds from sale of assets	230	13	84	22	32	151	42	56	24	16	138	10	18	48	22	98
QoQ Change		-84.3%	546.2%	-73.8%	45.5%		31.3%	33.3%	-57.1%	-33.3%		-37.5%	80.0%	166.7%	-54.2%
YoY Change	-26.3%	-55.2%	82.6%	-69.4%	-61.4%	-34.3%	223.1%	-33.3%	9.1%	-50.0%	-8.6%	-76.2%	-67.9%	100.0%	37.5%	-29.0%
Capital expenditures, net	1,045	355	427	405	297	1,484	303	331	325	319	1,278	370	388	305	369	1,432
QoQ Change		53.0%	20.3%	-5.2%	-26.7%		2.0%	9.2%	-1.8%	-1.8%		16.0%	4.9%	-21.4%	21.0%
YoY Change	14.1%	24.1%	54.2%	62.0%	28.0%	42.0%	-14.6%	-22.5%	-19.8%	7.4%	-13.9%	22.1%	17.2%	-6.2%	15.7%	12.1%
Free cash flow	2,751	606	413	645	592	2,256	619	539	577	513	2,248	456	487	677	473	2,093
QoQ Change		19.5%	-31.8%	56.2%	-8.2%		4.6%	-12.9%	7.1%	-11.1%		-11.1%	6.8%	39.0%	-30.1%
YoY Change	-15.0%	-19.9%	-47.5%	-7.9%	16.8%	-18.0%	2.1%	30.5%	-10.5%	-13.3%	-0.4%	-26.3%	-9.6%	17.3%	-7.8%	-6.9%
Working Capital
Change in trade & other receivables	549	84	61	51	126	322	(12)	75	53	(10)	106	(7)	23	105	72	193

Change in inventory	28	9	(9)	6	(26)	(20)	(9)	14	2	(27)	(20)	(20)	8	2	(25)	(35)

Change in trade & other payables	(39)	(45)	(150)	21	(97)	(271)	39	(137)	(12)	86	(24)	(24)	(15)	103	(54)	10

Change in provisions	(63)	3	6	(3)	12	18	(12)	3	(3)	(7)	(19)	1	(2)	16	0	15

Change in employee benefits	3	4	(3)	(1)	110	110	1	(9)	(92)	35	(65)	(6)	9	(65)	29	(33)

Change in other liabilities (incl broadcasting rights)	4	(1)	(15)	8	(1)	(9)	(3)	(5)	16	15	23	(9)	(25)	4	(4)	(34)
Total changes in assets and liabilities	482	54	(110)	82	124	150	4	(59)	(36)	92	1	(65)	(2)	165	18	116

Income tax paid, net	527	53	154	130	125	462	105	100	92	158	455	106	122	118	100	446

Interest paid	431	20	223	41	210	494	32	192	32	202	458	22	177	18	198	415

3 of 14
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Bezeq Group (cont’d)
Balance Sheet
Cash & cash equivalents	N/A	N/A	N/A	N/A	N/A	555	1,221	1,338	938	648	648	792	1,854	2,471	2,181	2,181
Investments	N/A	N/A	N/A	N/A	N/A	762	556	912	908	586	586	578	19	94	289	289
Trade receivables	N/A	N/A	N/A	N/A	N/A	2,058	2,042	2,029	1,998	2,000	2,000	1,976	1,991	1,948	1,915	1,915
Other receivables	N/A	N/A	N/A	N/A	N/A	269	299	205	191	219	219	332	347	294	270	270
Eurocom DBS Ltd., related party	N/A	N/A	N/A	N/A	N/A	-	-	29	29	-	-	-	56	43	43	43
Inventory	N/A	N/A	N/A	N/A	N/A	115	123	109	96	106	106	114	105	101	125	125
Total current assets						3,759	4,241	4,622	4,160	3,559	3,559	3,792	4,372	4,951	4,823	4,823
Trade and other receivables	N/A	N/A	N/A	N/A	N/A	674	662	647	641	644	644	595	507	520	493	493
Broadcasting rights	N/A	N/A	N/A	N/A	N/A	456	456	455	450	432	432	438	456	457	454	454
Fixed assets	N/A	N/A	N/A	N/A	N/A	6,894	6,902	6,872	6,840	6,876	6,876	6,886	6,868	6,817	6,798	6,798
Intangible assets	N/A	N/A	N/A	N/A	N/A	3,332	3,260	3,195	3,121	3,047	3,047	2,986	2,943	2,894	2,768	2,768
Deferred tax assets	N/A	N/A	N/A	N/A	N/A	1,178	1,105	1,099	1,103	1,007	1,007	1,008	1,015	1,014	1,019	1,019
Deferred expenses and non-current investments	N/A	N/A	N/A	N/A	N/A	386	407	397	388	382	382	429	457	489	494	494
Total non-current assets						12,920	12,792	12,665	12,543	12,388	12,388	12,342	12,246	12,191	12,026	12,026
Total assets						16,679	17,033	17,287	16,703	15,947	15,947	16,134	16,618	17,142	16,849	16,849
Debentures, loans and borrowings	N/A	N/A	N/A	N/A	N/A	1,913	2,073	1,958	2,135	1,825	1,825	1,594	958	555	1,632	1,632
Trade and other payables	N/A	N/A	N/A	N/A	N/A	1,657	1,843	1,576	1,599	1,610	1,610	1,705	1,608	1,807	1,699	1,699
Current tax liabilities	N/A	N/A	N/A	N/A	N/A	624	622	628	171	104	104	112	112	118	152	152
Liability to Eurocom DBS Ltd.	N/A	N/A	N/A	N/A	N/A	233	206	208	6	32	32	6	-	-	-	-
Employee benefits	N/A	N/A	N/A	N/A	N/A	378	380	370	280	315	315	308	318	251	280	280
Provisions	N/A	N/A	N/A	N/A	N/A	100	88	90	87	80	80	81	79	94	94	94
Dividend payable	N/A	N/A	N/A	N/A	N/A	-	-	-	665	-	-	-	-	708	-	-
Total current liabilities							5,212	4,830	4,943	3,966	3,966	3,806	3,075	3,533	3,857	3,857
Loans and debentures	N/A	N/A	N/A	N/A	N/A	8,800	8,532	9,546	9,111	9,128	9,128	9,109	10,561	10,978	10,229	10,229
Employee benefits	N/A	N/A	N/A	N/A	N/A	240	238	239	237	258	258	260	259	260	272	272
Derivative and other liabilities	N/A	N/A	N/A	N/A	N/A	226	262	252	257	244	244	250	251	292	234	234
Deferred tax liabilities	N/A	N/A	N/A	N/A	N/A	51	50	75	81	101	101	103	99	104	73	73
Provisions	N/A	N/A	N/A	N/A	N/A	46	46	46	47	47	47	47	48	48	40	40
Total non-current liabilities						9,363	9,128	10,158	9,733	9,778	9,778	9,769	11,218	11,682	10,848	10,848
Total equity						2,411	2,693	2,299	2,027	2,203	2,203	2,559	2,325	1,927	2,144	2,144

Total debt	10,087	11,912	11,368	11,077	10,713	10,713	10,605	11,504	11,246	10,953	10,953	10,703	11,519	11,533	11,861	11,861
Net debt	7,204	8,203	9,543	8,921	9,396	9,396	8,828	9,254	9,400	9,719	9,719	9,333	9,646	8,968	9,391	9,391
Net debt / EBITDA (ttm)	1.60	1.84	2.30	2.09	2.21	2.21	2.04	2.24	2.31	2.39	2.39	2.32	2.43	2.29	2.46	2.46

Ratios

Operating margin	35.6%	29.3%	30.5%	25.1%	18.7%	25.7%	22.4%	24.5%	23.9%	21.2%	23.0%	23.1%	23.3%	22.5%	17.4%	21.6%
Net margin	23.3%	21.3%	18.5%	15.6%	14.2%	17.2%	11.3%	15.0%	15.7%	7.4%	12.3%	14.3%	14.5%	13.3%	8.3%	12.6%
EBITDA margin	49.8%	43.8%	47.8%	42.6%	36.3%	42.6%	40.0%	42.1%	41.5%	37.5%	40.3%	40.5%	40.5%	40.6%	34.7%	39.1%
Capex/Sales	14.1%	16.9%	19.6%	16.4%	12.6%	16.4%	13.5%	15.4%	13.9%	13.4%	14.0%	15.5%	16.5%	14.6%	15.9%	15.6%

4 of 14
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Bezeq Fixed-Line
Key Income Statement Metrics (Revenues)
Total Revenues	4,317	1,113	1,105	1,101	1,088	4,407	1,112	1,100	1,089	1,082	4,383	1,078	1,058	1,061	1,047	4,244
QoQ Change		2.5%	-0.7%	-0.4%	-1.2%		2.2%	-1.1%	-1.0%	-0.6%		-0.4%	-1.9%	0.3%	-1.3%
YoY Change	-3.6%	3.3%	3.0%	1.9%	0.2%	2.1%	-0.1%	-0.5%	-1.1%	-0.6%	-0.5%	-3.1%	-3.8%	-2.6%	-3.2%	-3.2%
Telephony	1,668	381	375	373	370	1,499	359	351	351	331	1,392	334	320	318	309	1,281
QoQ Change		-6.8%	-1.6%	-0.5%	-0.8%		-3.0%	-2.2%	0.0%	-5.7%		0.9%	-4.2%	-0.6%	-2.8%
YoY Change	-15.4%	-10.6%	-9.6%	-10.8%	-9.5%	-10.1%	-5.8%	-6.4%	-5.9%	-10.5%	-7.1%	-7.0%	-8.8%	-9.4%	-6.6%	-8.0%
Broadband Internet	1,394	358	366	363	363	1,450	371	374	374	381	1,500	382	380	385	397	1,544
QoQ Change		-1.6%	2.2%	-0.8%	0.0%		2.2%	0.8%	0.0%	1.9%		0.3%	-0.5%	1.3%	3.1%
YoY Change	8.3%	7.8%	6.1%	2.8%	-0.3%	4.0%	3.6%	2.2%	3.0%	5.0%	3.4%	3.0%	1.6%	2.9%	4.2%	2.9%
Transmission & data	1,022	265	263	265	260	1,053	271	268	258	272	1,069	250	245	244	236	975
QoQ Change		3.1%	-0.8%	0.8%	-1.9%		4.2%	-1.1%	-3.7%	5.4%		-8.1%	-2.0%	-0.4%	-3.3%
YoY Change	3.2%	2.3%	3.1%	5.6%	1.2%	3.0%	2.3%	1.9%	-2.6%	4.6%	1.5%	-7.7%	-8.6%	-5.4%	-13.2%	-8.8%
Cloud & digital services	N/A	48	43	46	46	184	50	48	52	53	203	56	57	57	60	230
QoQ Change			-10.4%	7.0%	0.0%		8.7%	-4.0%	8.3%	1.9%		5.7%	1.8%	0.0%	5.3%
YoY Change							4.2%	11.6%	13.0%	15.2%	10.3%	12.0%	18.8%	9.6%	13.2%	13.3%
Other	233	61	58	54	48	221	61	59	54	45	219	56	56	57	45	214
QoQ Change		8.9%	-4.9%	-6.9%	-11.1%		27.1%	-3.3%	-8.5%	-16.7%		24.4%	0.0%	1.8%	-21.1%
YoY Change	1.3%	1.7%	0.0%	-8.5%	-14.3%	-5.2%	0.0%	1.7%	0.0%	-6.3%	-0.9%	-8.2%	-5.1%	5.6%	0.0%	-2.3%
Revenues from Residential Customers	2,498	N/A	N/A	N/A	N/A	2,507	N/A	N/A	N/A	N/A	2,329	N/A	N/A	N/A	N/A	2,232
% of total revenues	57.9%					56.9%					53.1%					52.6%
Revenues from Business Customers	1,819	N/A	N/A	N/A	N/A	1,900	N/A	N/A	N/A	N/A	2,054	N/A	N/A	N/A	N/A	2,012
% of total revenues	42.1%					43.1%					46.9%					47.4%
Key Income Statement Metrics
Depreciation & amortization	688	176	180	184	185	725	183	185	188	161	717	180	177	186	185	728
QoQ Change		3.5%	2.3%	2.2%	0.5%		-1.1%	1.1%	1.6%	-14.4%		11.8%	-1.7%	5.1%	-0.5%
YoY Change	0.7%	4.8%	4.7%	3.4%	8.8%	5.4%	4.0%	2.8%	2.2%	-13.0%	-1.1%	-1.6%	-4.3%	-1.1%	14.9%	1.5%
Salaries	895	227	226	232	227	912	230	217	225	226	898	224	220	224	223	891
QoQ Change		4.6%	-0.4%	2.7%	-2.2%		1.3%	-5.7%	3.7%	0.4%		-0.9%	-1.8%	1.8%	-0.4%
YoY Change	-8.7%	1.8%	-0.9%	2.2%	4.6%	1.9%	1.3%	-4.0%	-3.0%	-0.4%	-1.5%	-2.6%	1.4%	-0.4%	-1.3%	-0.8%
Other operating expenses (income)	(23)	(17)	(139)	(13)	70	(99)	(9)	(12)	(26)	34	(13)	(4)	(1)	(24)	6	(23)
QoQ Change		N/M	717.6%	-90.6%	N/M		N/M	33.3%	116.7%	N/M		N/M	-75.0%	2300.0%	-125.0%
YoY Change	-70.5%	N/M	N/M	-48.0%	N/M	330.4%	-47.1%	-91.4%	100.0%	N/M	-86.9%	-55.6%	-91.7%	-7.7%	-82.4%	76.9%
Operating profit	1,980	547	662	512	427	2,148	536	540	519	481	2,076	513	496	492	470	1,971
QoQ Change		7.9%	21.0%	-22.7%	-16.6%		25.5%	0.7%	-3.9%	-7.3%		6.7%	-3.3%	-0.8%	-4.5%
YoY Change	-0.9%	8.5%	40.6%	2.8%	-15.8%	8.5%	-2.0%	-18.4%	1.4%	12.6%	-3.4%	-4.3%	-8.1%	-5.2%	-2.3%	-5.1%
Finance expenses (income), net	400	75	100	138	19	332	101	105	93	146	445	92	82	107	122	403
QoQ Change		-7.4%	33.3%	38.0%	-86.2%		431.6%	4.0%	-11.4%	57.0%		-37.0%	-10.9%	30.5%	14.0%
YoY Change	-9.5%	-19.4%	-9.1%	19.0%	-76.5%	-17.0%	34.7%	5.0%	-32.6%	668.4%	34.0%	-8.9%	-21.9%	15.1%	-16.4%	-9.4%
Income taxes	478	N/A	N/A	N/A	N/A	492	107	109	83	100	399	102	97	109	88	396
QoQ Change								1.9%	-23.9%	20.5%		2.0%	-4.9%	12.4%	-19.3%
YoY Change	16.6%					2.9%					-18.9%	-4.7%	-11.0%	31.3%	-12.0%	-0.8%
Net profit (1)	1,102	346	382	256	340	1,324	328	326	343	235	1,232	319	317	276	260	1,172
QoQ Change		18.1%	10.4%	-33.0%	32.8%		-3.5%	-0.6%	5.2%	-31.5%		35.7%	-0.6%	-12.9%	-5.8%
YoY Change	-3.8%	17.3%	52.2%	-2.7%	16.0%	20.1%	-5.2%	-14.7%	34.0%	-30.9%	-6.9%	-2.7%	-2.8%	-19.5%	10.6%	-4.9%
Adjusted EBITDA	2,645	706	703	683	682	2,774	710	713	681	676	2,780	689	672	654	661	2,676
QoQ Change		4.9%	-0.4%	-2.8%	-0.1%		4.1%	0.4%	-4.5%	-0.7%		1.9%	-2.5%	-2.7%	1.1%
YoY Change	1.6%	6.3%	7.0%	4.9%	1.3%	4.9%	0.6%	1.4%	-0.3%	-0.9%	0.2%	-3.0%	-5.8%	-4.0%	-2.2%	-3.7%
EBITDA, reported	2,668	723	842	696	612	2,873	719	725	707	642	2,793	693	673	678	655	2,699
QoQ Change		6.8%	16.5%	-17.3%	-12.1%		17.5%	0.8%	-2.5%	-9.2%		7.9%	-2.9%	0.7%	-3.4%
YoY Change	-0.5%	7.6%	30.9%	3.0%	-9.6%	7.7%	-0.6%	-13.9%	1.6%	4.9%	-2.8%	-3.6%	-7.2%	-4.1%	2.0%	-3.4%
Key Cash Flow Metrics
Operating cash flow	2,259	548	456	686	668	2,358	539	517	526	482	2,064	600	465	573	587	2,225
QoQ Change		9.8%	-16.8%	50.4%	-2.6%		-19.3%	-4.1%	1.7%	-8.4%		24.5%	-22.5%	23.2%	2.4%
YoY Change	-0.7%	-11.0%	-16.3%	14.5%	33.9%	4.4%	-1.6%	13.4%	-23.3%	-27.8%	-12.5%	11.3%	-10.1%	8.9%	21.8%	7.8%
Capital expenditures, gross (cash flow)	822	231	191	230	197	849	195	227	207	205	834	210	219	170	226	825
QoQ Change		18.5%	-17.3%	20.4%	-14.3%		-1.0%	16.4%	-8.8%	-1.0%		2.4%	4.3%	-22.4%	32.9%
YoY Change	4.2%	10.0%	-7.7%	9.5%	1.0%	3.3%	-15.6%	18.8%	-10.0%	4.1%	-1.8%	7.7%	-3.5%	-17.9%	10.2%	-1.1%
Capital expenditures, net	601	219	111	209	164	703	154	173	185	190	702	200	203	124	204	731
QoQ Change		93.8%	-49.3%	88.3%	-21.5%		-6.1%	12.3%	6.9%	2.7%		5.3%	1.5%	-38.9%	64.5%
YoY Change	23.9%	20.3%	-32.7%	48.2%	45.1%	17.0%	-29.7%	55.9%	-11.5%	15.9%	-0.1%	29.9%	17.3%	-33.0%	7.4%	4.1%
Free cash flow	1,658	329	345	477	504	1,655	385	344	341	292	1,362	400	262	449	383	1,494
QoQ Change		-14.8%	4.9%	38.3%	5.7%		-23.6%	-10.6%	-0.9%	-14.4%		37.0%	-34.5%	71.4%	-14.7%
YoY Change	-7.3%	-24.2%	-9.2%	4.1%	30.6%	-0.2%	17.0%	-0.3%	-28.5%	-42.1%	-17.7%	3.9%	-23.8%	31.7%	31.2%	9.7%

(1) Net profit does not include share in profits/losses of equity-accounted investees.

5 of 14
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Bezeq Fixed-Line (cont’d)
Operating & general expenses
Total general & operating expenses	777	180	176	186	179	721	172	170	183	180	705	165	166	183	163	677
QoQ Change		-8.2%	-2.2%	5.7%	-3.8%		-3.9%	-1.2%	7.6%	-1.6%		-8.3%	0.6%	10.2%	-10.9%
YoY Change	-13.2%	-5.3%	-6.4%	-8.4%	-8.7%	-7.2%	-4.4%	-3.4%	-1.6%	0.6%	-2.2%	-4.1%	-2.4%	0.0%	-9.4%	-4.0%
Maintenance of buildings and sites	217	51	47	54	50	202	49	46	49	45	189	47	45	49	44	185
QoQ Change		-1.9%	-7.8%	14.9%	-7.4%		-2.0%	-6.1%	6.5%	-8.2%		4.4%	-4.3%	8.9%	-10.2%
YoY Change	-6.9%	-7.3%	-11.3%	-5.3%	-3.8%	-6.9%	-3.9%	-2.1%	-9.3%	-10.0%	-6.4%	-4.1%	-2.2%	0.0%	-2.2%	-2.1%
Interconnect & payments to telecom operators	161	38	37	35	35	145	34	33	34	29	130	31	29	31	27	118
QoQ Change		0.0%	-2.6%	-5.4%	0.0%		-2.9%	-2.9%	3.0%	-14.7%		6.9%	-6.5%	6.9%	-12.9%
YoY Change	-26.8%	-9.5%	-5.1%	-16.7%	-7.9%	-9.9%	-10.5%	-10.8%	-2.9%	-17.1%	-10.3%	-8.8%	-12.1%	-8.8%	-6.9%	-9.2%
Marketing & general	213	47	48	49	44	188	43	44	55	53	195	42	44	54	48	188
QoQ Change		-13.0%	2.1%	2.1%	-10.2%		-2.3%	2.3%	25.0%	-3.6%		-20.8%	4.8%	22.7%	-11.1%
YoY Change	14.5%	-2.1%	-7.7%	-16.9%	-18.5%	-11.7%	-8.5%	-8.3%	12.2%	20.5%	3.7%	-2.3%	0.0%	-1.8%	-9.4%	-3.6%
Terminal equipment & materials	49	11	11	10	16	48	12	12	11	12	47	10	12	12	10	44
QoQ Change		-31.3%	0.0%	-9.1%	60.0%		-25.0%	0.0%	-8.3%	9.1%		-16.7%	20.0%	0.0%	-16.7%
YoY Change	-45.6%	-8.3%	10.0%	-9.1%	0.0%	-2.0%	9.1%	9.1%	10.0%	-25.0%	-2.1%	-16.7%	0.0%	9.1%	-16.7%	-6.4%
Services and maintenance by sub-contractors	61	16	14	17	13	60	17	17	16	22	72	17	19	19	18	73
QoQ Change		0.0%	-12.5%	21.4%	-23.5%		30.8%	0.0%	-5.9%	37.5%		-22.7%	11.8%	0.0%	-5.3%
YoY Change	-4.7%	0.0%	-6.7%	21.4%	-18.8%	-1.6%	6.3%	21.4%	-5.9%	69.2%	20.0%	0.0%	11.8%	18.8%	-18.2%	1.4%
Vehicle maintenance	76	17	19	21	21	78	17	18	18	19	72	18	17	18	16	69
QoQ Change		-15.0%	11.8%	10.5%	0.0%		-19.0%	5.9%	0.0%	5.6%		-5.3%	-5.6%	5.9%	-11.1%
YoY Change	0.0%	0.0%	0.0%	5.0%	5.0%	2.6%	0.0%	-5.3%	-14.3%	-9.5%	-7.7%	5.9%	-5.6%	0.0%	-15.8%	-4.2%
Ratios
Operating margin	45.9%	49.1%	59.9%	46.5%	39.2%	48.7%	48.2%	49.1%	47.7%	44.5%	47.4%	47.6%	46.9%	46.4%	44.9%	46.4%
Net margin	25.5%	31.1%	34.6%	23.3%	31.3%	30.0%	29.5%	29.6%	31.5%	21.7%	28.1%	29.6%	30.0%	26.0%	24.8%	27.6%
EBITDA margin	61.8%	65.0%	76.2%	63.2%	56.3%	65.2%	64.7%	65.9%	64.9%	59.3%	63.7%	64.3%	63.6%	63.9%	62.6%	63.6%
Capex/Sales	19.0%	20.8%	17.3%	20.9%	18.1%	19.3%	17.5%	20.6%	19.0%	18.9%	19.0%	19.5%	20.7%	16.0%	21.6%	19.4%

6 of 14
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Pelephone
Key Income Statement Metrics (Revenues)
Total Revenues	3,419	727	721	729	713	2,890	671	658	649	652	2,630	628	632	635	651	2,546
QoQ Change		-12.9%	-0.8%	1.1%	-2.2%		-5.9%	-1.9%	-1.4%	0.5%		-3.7%	0.6%	0.5%	2.5%
YoY Change	-10.2%	-20.7%	-14.5%	-11.5%	-14.6%	-15.5%	-7.7%	-8.7%	-11.0%	-8.6%	-9.0%	-6.4%	-4.0%	-2.2%	-0.2%	-3.2%
Service Revenues	2,453	499	502	521	477	1,999	455	456	468	439	1,818	435	449	461	437	1,782
QoQ Change		-14.6%	0.6%	3.8%	-8.4%		-4.6%	0.2%	2.6%	-6.2%		-0.9%	3.2%	2.7%	-5.2%
YoY Change	-12.6%	-21.7%	-19.3%	-14.6%	-18.3%	-18.5%	-8.8%	-9.2%	-10.2%	-8.0%	-9.1%	-4.4%	-1.5%	-1.5%	-0.5%	-2.0%
Equipment Revenues	966	228	219	208	236	891	216	202	181	213	812	193	183	174	214	764
QoQ Change		-9.2%	-3.9%	-5.0%	13.5%		-8.5%	-6.5%	-10.4%	17.7%		-9.4%	-5.2%	-4.9%	23.0%
YoY Change	-3.5%	-18.6%	-0.9%	-2.8%	-6.0%	-7.8%	-5.3%	-7.8%	-13.0%	-9.7%	-8.9%	-10.6%	-9.4%	-3.9%	0.5%	-5.9%

Revenues from Private Customers	1,930	N/A	N/A	N/A	N/A	1,750	N/A	N/A	N/A	N/A	1,616	N/A	N/A	N/A	N/A	1,541
% of total revenues	56.4%					60.6%					61.4%					60.5%
Revenues from Business Customers	1,490	N/A	N/A	N/A	N/A	1,140	N/A	N/A	N/A	N/A	1,015	N/A	N/A	N/A	N/A	1,005
% of total revenues	43.6%					39.4%					38.6%					39.5%
Key Income Statement Metrics
Cost of sales	2,537	607	588	586	602	2,383	579	560	536	573	2,248	553	529	534	555	2,171
QoQ Change		-5.6%	-3.1%	-0.3%	2.7%		-3.8%	-3.3%	-4.3%	6.9%		-3.5%	-4.3%	0.9%	3.9%
YoY Change	-6.4%	-10.9%	-3.9%	-2.5%	-6.4%	-6.1%	-4.6%	-4.8%	-8.5%	-4.8%	-5.7%	-4.5%	-5.5%	-0.4%	-3.1%	-3.4%
Gross profit	882	120	133	143	111	507	92	98	113	79	382	75	103	101	96	375
QoQ Change		-37.5%	10.8%	7.5%	-22.4%		-17.1%	6.5%	15.3%	-30.1%		-5.1%	37.3%	-1.9%	-5.0%
YoY Change	-19.7%	-49.2%	-42.4%	-35.9%	-42.2%	-42.5%	-23.3%	-26.3%	-21.0%	-28.8%	-24.7%	-18.5%	5.1%	-10.6%	21.5%	-1.8%
Sales & marketing expenses	309	63	57	59	68	247	66	68	65	61	260	48	51	58	58	215
QoQ Change		-14.9%	-9.5%	3.5%	15.3%		-2.9%	3.0%	-4.4%	-6.2%		-21.3%	6.3%	13.7%	0.0%
YoY Change	-3.4%	-24.1%	-25.0%	-22.4%	-8.1%	-20.1%	4.8%	19.3%	10.2%	-10.3%	5.3%	-27.3%	-25.0%	-10.8%	-4.9%	-17.3%
General & administrative expenses	106	25	23	23	27	98	25	22	21	21	89	22	22	21	23	88
QoQ Change		-3.8%	-8.0%	0.0%	17.4%		-7.4%	-12.0%	-4.5%	0.0%		4.8%	0.0%	-4.5%	9.5%
YoY Change	-2.8%	-7.4%	-17.9%	-8.0%	3.8%	-7.5%	0.0%	-4.3%	-8.7%	-22.2%	-9.2%	-12.0%	0.0%	0.0%	9.5%	-1.1%
Other operating expenses	18	-	-	-	5	5	-	-	-	1	1	-	-	-	-	-
YoY Change	-70.5%					-72.2%					-80.0%					N/M
Salaries (included in oper. exps)	417	96	96	90	99	381	96	94	94	94	378	98	94	94	98	384
QoQ Change		-8.6%	0.0%	-6.3%	10.0%		-3.0%	-2.1%	0.0%	0.0%		4.3%	-4.1%	0.0%	4.3%
YoY Change	-5.0%	-11.9%	-6.8%	-10.0%	-5.7%	-8.6%	0.0%	-2.1%	4.4%	-5.1%	-0.8%	2.1%	0.0%	0.0%	4.3%	1.6%
Depreciation & amortization (included in oper. exps)	430	104	106	109	100	419	104	95	92	89	380	94	99	100	90	383
QoQ Change		-6.3%	1.9%	2.8%	-8.3%		4.0%	-8.7%	-3.2%	-3.3%		5.6%	5.3%	1.0%	-10.0%
YoY Change	-6.1%	-1.9%	1.0%	0.9%	-9.9%	-2.6%	0.0%	-10.4%	-15.6%	-11.0%	-9.3%	-9.6%	4.2%	8.7%	1.1%	0.8%
Operating profit	449	32	53	61	11	157	1	8	27	(4)	32	5	30	22	15	72
QoQ Change		-56.8%	65.6%	15.1%	-82.0%		-90.9%	700.0%	237.5%	-114.8%		N/M	500.0%	-26.7%	-31.8%
YoY Change	-26.2%	-74.6%	-58.3%	-50.0%	-85.1%	-65.0%	-96.9%	-84.9%	-55.7%	-136.4%	-79.6%	400.0%	275.0%	-18.5%	-475.0%	125.0%
Net profit	373	36	49	55	11	151	13	13	32	3	61	16	34	24	21	95
QoQ Change		-39.0%	36.1%	12.2%	-80.0%		18.2%	0.0%	146.2%	-90.6%		433.3%	112.5%	-29.4%	-12.5%
YoY Change	-28.4%	-66.7%	-53.8%	-45.0%	-81.4%	-59.5%	-63.9%	-73.5%	-41.8%	-72.7%	-59.6%	23.1%	161.5%	-25.0%	600.0%	55.7%
EBITDA	879	136	159	170	111	576	105	103	119	85	412	99	129	122	105	455
QoQ Change		-26.1%	16.9%	6.9%	-34.7%		-5.4%	-1.9%	15.5%	-28.6%		16.5%	30.3%	-5.4%	-13.9%
YoY Change	-17.5%	-41.4%	-31.5%	-26.4%	-39.7%	-34.5%	-22.8%	-35.2%	-30.0%	-23.4%	-28.5%	-5.7%	25.2%	2.5%	23.5%	10.4%
Key Cash Flow Metrics
Operating cash flow	1,213	351	202	163	14	730	185	180	152	65	582	117	193	209	86	605
QoQ Change		122.2%	-42.5%	-19.3%	-91.4%		1221.4%	-2.7%	-15.6%	-57.2%		80.0%	65.0%	8.3%	-58.9%
YoY Change	-23.8%	0.6%	-51.9%	-43.0%	-91.1%	-39.8%	-47.3%	-10.9%	-6.7%	364.3%	-20.3%	-36.8%	7.2%	37.5%	32.3%	4.0%
Capital expenditures, gross (cash flow)	329	73	199	91	65	428	52	63	64	64	243	73	82	78	77	310
QoQ Change		-11.0%	172.6%	-54.3%	-28.6%		-20.0%	21.2%	1.6%	0.0%		14.1%	12.3%	-4.9%	-1.3%
YoY Change	2.8%	0.0%	121.1%	8.3%	-20.7%	30.1%	-28.8%	-68.3%	-29.7%	-1.5%	-43.2%	40.4%	30.2%	21.9%	20.3%	27.6%
Capital expenditures, net (cash flow)	321	72	199	90	65	426	51	63	64	63	241	73	82	78	76	309
QoQ Change		-10.0%	176.4%	-54.8%	-27.8%		-21.5%	23.5%	1.6%	-1.6%		15.9%	12.3%	-4.9%	-2.6%
YoY Change	1.9%	-1.4%	134.1%	8.4%	-18.8%	32.7%	-29.2%	-68.3%	-28.9%	-3.1%	-43.4%	43.1%	30.2%	21.9%	20.6%	28.2%
Free cash flow	892	279	3	73	-51	304	134	117	88	2	341	44	111	131	10	296
QoQ Change		257.7%	-98.9%	2333.3%	N/M		N/M	-12.7%	-24.8%	-97.7%		2100.0%	152.3%	18.0%	-92.4%
YoY Change	-30.1%	1.1%	-99.1%	-64.0%	N/M	-65.9%	-52.0%	3800.0%	20.5%	-103.9%	12.2%	-67.2%	-5.1%	48.9%	400.0%	-13.2%
Ratios
Gross profit margin	25.8%	16.5%	18.4%	19.6%	15.6%	17.5%	13.7%	14.9%	17.4%	12.1%	14.5%	11.9%	16.3%	15.9%	14.7%	14.7%
Operating margin	13.1%	4.4%	7.4%	8.4%	1.5%	5.4%	0.1%	1.2%	4.2%	-0.6%	1.2%	0.8%	4.7%	3.5%	2.3%	2.8%
Net margin	10.9%	5.0%	6.8%	7.5%	1.5%	5.2%	1.9%	2.0%	4.9%	0.5%	2.3%	2.5%	5.4%	3.8%	3.2%	3.7%
EBITDA margin	25.7%	18.7%	22.1%	23.3%	15.6%	19.9%	15.6%	15.7%	18.3%	13.0%	15.7%	15.8%	20.4%	19.2%	16.1%	17.9%
Capex/Sales	9.6%	10.0%	27.6%	12.5%	9.1%	14.8%	7.7%	9.6%	9.9%	9.8%	9.2%	11.6%	13.0%	12.3%	11.8%	12.2%

7 of 14
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Bezeq International
Key Income Statement Metrics
Total Revenues	1,504	393	391	389	405	1,578	395	377	384	392	1,548	384	407	367	379	1,537
QoQ Change		-1.5%	-0.5%	-0.5%	4.1%		-2.5%	-4.6%	1.9%	2.1%		-2.0%	6.0%	-9.8%	3.3%
YoY Change	5.0%	10.7%	7.1%	1.0%	1.5%	4.9%	0.5%	-3.6%	-1.3%	-3.2%	-1.9%	-2.8%	8.0%	-4.4%	-3.3%	-0.7%
Revenues from ILD services	395	N/A	N/A	N/A	N/A	379	N/A	N/A	N/A	N/A	325	N/A	N/A	N/A	N/A	268
% of total revenues	26.3%					24.0%					21.0%					17.4%
Revenues from Internet, Data & ICT services	1,109	N/A	N/A	N/A	N/A	1,199	N/A	N/A	N/A	N/A	1,223	N/A	N/A	N/A	N/A	1,269
% of total revenues	73.7%					76.0%					79.0%					82.6%
Revenues from Private Customers	529	N/A	N/A	N/A	N/A	555	N/A	N/A	N/A	N/A	570	N/A	N/A	N/A	N/A	563
% of total revenues	35.2%					35.2%					36.8%					36.6%
Revenues from Business Customers	975	N/A	N/A	N/A	N/A	1,023	N/A	N/A	N/A	N/A	978	N/A	N/A	N/A	N/A	974
% of total revenues	64.8%					64.8%					63.2%					63.4%
Key Income Statement Metrics
Cost of sales	951	251	250	251	263	1,015	258	246	256	255	1,015	258	288	253	259	1,058
QoQ Change		-3.1%	-0.4%	0.4%	4.8%		-1.9%	-4.7%	4.1%	-0.4%		1.2%	11.6%	-12.2%	2.4%
YoY Change	8.2%	15.1%	9.6%	2.0%	1.5%	6.7%	2.8%	-1.6%	2.0%	-3.0%	0.0%	0.0%	17.1%	-1.2%	1.6%	4.2%
Gross profit	553	142	141	138	142	563	137	131	128	137	533	126	119	114	120	479
QoQ Change		1.4%	-0.7%	-2.1%	2.9%		-3.5%	-4.4%	-2.3%	7.0%		-8.0%	-5.6%	-4.2%	5.3%
YoY Change	-0.2%	3.6%	2.9%	-0.7%	1.4%	1.8%	-3.5%	-7.1%	-7.2%	-3.5%	-5.3%	-8.0%	-9.2%	-10.9%	-12.4%	-10.1%
Sales & marketing expenses	209	53	53	49	54	209	57	56	55	53	221	48	46	48	45	187
QoQ Change		-5.4%	0.0%	-7.5%	10.2%		5.6%	-1.8%	-1.8%	-3.6%		-9.4%	-4.2%	4.3%	-6.3%
YoY Change	1.8%	6.0%	6.0%	-7.5%	-3.6%	0.0%	7.5%	5.7%	12.2%	-1.9%	5.7%	-15.8%	-17.9%	-12.7%	-15.1%	-15.4%
General & administrative expenses	112	28	28	29	31	116	29	28	28	33	118	29	27	28	31	115
QoQ Change		3.7%	0.0%	3.6%	6.9%		-6.5%	-3.4%	0.0%	17.9%		-12.1%	-6.9%	3.7%	10.7%
YoY Change	-5.9%	-3.4%	-6.7%	11.5%	14.8%	3.6%	3.6%	0.0%	-3.4%	6.5%	1.7%	0.0%	-3.6%	0.0%	-6.1%	-2.5%
Other operating expenses (income)	-	-	(2)	1	(1)	(2)	14	-	-	4	18	-	1	(1)	3	3
Salaries (included in oper. exps)	298	77	74	75	77	303	83	82	83	82	330	84	81	81	78	324
QoQ Change		2.7%	-3.9%	1.4%	2.7%		7.8%	-1.2%	1.2%	-1.2%		2.4%	-3.6%	0.0%	-3.7%
YoY Change	3.8%	2.7%	1.4%	0.0%	2.7%	1.7%	7.8%	10.8%	10.7%	6.5%	8.9%	1.2%	-1.2%	-2.4%	-4.9%	-1.8%
Depreciation & amortization (included in oper. exps)	130	32	32	33	35	132	33	35	35	34	137	33	33	34	35	135
QoQ Change		-5.9%	0.0%	3.1%	6.1%		-5.7%	6.1%	0.0%	-2.9%		-2.9%	0.0%	3.0%	2.9%
YoY Change	0.8%	0.0%	0.0%	3.1%	2.9%	1.5%	3.1%	9.4%	6.1%	-2.9%	3.8%	0.0%	-5.7%	-2.9%	2.9%	-1.5%
Operating profit	232	61	62	59	58	240	37	47	45	47	176	49	45	39	41	174
QoQ Change		6.2%	1.6%	-4.8%	-1.7%		-36.2%	27.0%	-4.3%	4.4%		4.3%	-8.2%	-13.3%	5.1%
YoY Change	2.0%	3.9%	6.9%	0.0%	1.8%	3.4%	-39.3%	-24.2%	-23.7%	-19.0%	-26.7%	32.4%	-4.3%	-13.3%	-12.8%	-1.1%
Net profit	165	44	45	41	42	172	26	33	33	33	125	36	33	27	31	127
QoQ Change		10.0%	2.3%	-8.9%	2.4%		-38.1%	26.9%	0.0%	0.0%		9.1%	-8.3%	-18.2%	14.8%
YoY Change	4.3%	4.8%	9.8%	-2.4%	5.0%	4.2%	-40.9%	-26.7%	-19.5%	-21.4%	-27.3%	38.5%	0.0%	-18.2%	-6.1%	1.6%
EBITDA	362	93	94	92	93	372	70	82	80	81	313	82	78	73	76	309
QoQ Change		2.2%	1.1%	-2.1%	1.1%		-24.7%	17.1%	-2.4%	1.3%		1.2%	-4.9%	-6.4%	4.1%
YoY Change	1.6%	3.3%	4.4%	1.1%	2.2%	2.8%	-24.7%	-12.8%	-13.0%	-12.9%	-15.9%	17.1%	-4.9%	-8.8%	-6.2%	-1.3%

Key Cash Flow Metrics
Operating cash flow	312	62	74	69	96	301	49	69	65	86	269	52	69	74	82	277
QoQ Change		-13.9%	19.4%	-6.8%	39.1%		-49.0%	40.8%	-5.8%	32.3%		-39.5%	32.7%	7.2%	10.8%
YoY Change	8.4%	-16.2%	-22.1%	-2.8%	33.3%	-3.5%	-21.0%	-6.8%	-5.8%	-10.4%	-10.6%	6.1%	0.0%	13.8%	-4.7%	3.0%
Capital expenditures, gross (cash flow)	110	53	26	28	21	128	37	33	24	26	120	29	46	31	36	142
QoQ Change		88.9%	-51.3%	9.5%	-25.6%		76.0%	-10.8%	-27.3%	8.3%		11.5%	58.6%	-32.6%	16.1%
YoY Change	5.2%	72.2%	8.1%	3.3%	-25.0%	16.4%	-30.1%	28.0%	-15.0%	23.7%	-6.3%	-21.6%	39.4%	29.2%	38.5%	18.3%
Capital expenditures, net (cash flow)	108	53	26	28	21	128	37	33	24	25	119	29	46	29	35	139
QoQ Change		96.3%	-50.9%	7.7%	-25.0%		76.2%	-10.8%	-27.3%	4.2%		16.0%	58.6%	-37.0%	20.7%
YoY Change	11.2%	71.0%	13.0%	3.7%	-22.2%	18.5%	-30.2%	26.9%	-14.3%	19.0%	-7.0%	-21.6%	39.4%	20.8%	40.0%	16.8%
Free cash flow	204	9	48	41	75	173	12	36	41	61	150	23	23	45	47	138
QoQ Change		-80.0%	433.3%	-14.6%	82.9%		-84.0%	200.0%	13.9%	48.8%		-62.3%	0.0%	95.7%	4.4%
YoY Change	7.0%	-79.1%	-33.3%	-6.8%	66.7%	-15.2%	33.3%	-25.0%	0.0%	-18.7%	-13.3%	91.7%	-36.1%	9.8%	-23.0%	-8.0%
Ratios
Gross profit margin	36.8%	36.1%	36.1%	35.5%	35.1%	35.7%	34.7%	34.7%	33.3%	34.9%	34.4%	32.8%	29.2%	31.1%	31.7%	31.2%
Operating margin	15.4%	15.5%	15.9%	15.2%	14.3%	15.2%	9.4%	12.5%	11.7%	12.0%	11.4%	12.8%	11.1%	10.6%	10.8%	11.3%
Net margin	11.0%	11.2%	11.5%	10.5%	10.4%	10.9%	6.6%	8.8%	8.6%	8.4%	8.1%	9.4%	8.1%	7.4%	8.2%	8.3%
EBITDA margin	24.1%	23.7%	24.0%	23.7%	23.0%	23.6%	17.7%	21.8%	20.8%	20.7%	20.2%	21.4%	19.2%	19.9%	20.1%	20.1%
Capex/Sales	7.3%	13.5%	6.6%	7.3%	5.2%	8.1%	9.4%	8.8%	6.3%	6.6%	7.8%	7.6%	11.3%	8.4%	9.5%	9.2%

8 of 14
Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Yes
Key Income Statement Metrics
Revenues	1,724	440	439	446	449	1,774	439	434	434	438	1,745	424	416	406	404	1,650
QoQ Change		0.0%	-0.2%	1.6%	0.7%		-2.2%	-1.1%	0.0%	0.9%		-3.2%	-1.9%	-2.4%	-0.5%
YoY Change	5.4%	3.8%	2.6%	3.2%	2.0%	2.9%	-0.2%	-1.1%	-2.7%	-2.4%	-1.6%	-3.4%	-4.1%	-6.5%	-7.8%	-5.4%
Cost of sales	1,203	320	313	314	342	1,289	321	312	314	314	1,261	315	313	312	320	1,260
QoQ Change		1.9%	-2.2%	0.3%	8.9%		-6.1%	-2.8%	0.6%	0.0%		0.3%	-0.6%	-0.3%	2.6%
YoY Change	6.5%	9.6%	5.4%	4.7%	8.9%	7.1%	0.3%	-0.3%	0.0%	-8.2%	-2.2%	-1.9%	0.3%	-0.6%	1.9%	-0.1%
Gross profit	521	120	126	132	107	485	118	122	120	124	484	109	103	94	84	390
QoQ Change		-4.8%	5.0%	4.8%	-18.9%		10.3%	3.4%	-1.6%	3.3%		-12.1%	-5.5%	-8.7%	-10.6%
YoY Change	3.2%	-9.1%	-3.1%	-0.8%	-15.1%	-6.9%	-1.7%	-3.2%	-9.1%	15.9%	-0.2%	-7.6%	-15.6%	-21.7%	-32.3%	-19.4%
Sales & marketing expenses	154	36	35	37	32	140	38	24	35	31	128	35	29	34	33	131
QoQ Change		-10.0%	-2.8%	5.7%	-13.5%		18.8%	-36.8%	45.8%	-11.4%		12.9%	-17.1%	17.2%	-2.9%
YoY Change	0.2%	-10.0%	-12.5%	8.8%	-20.0%	-9.1%	5.6%	-31.4%	-5.4%	-3.1%	-8.6%	-7.9%	20.8%	-2.9%	6.5%	2.3%
General & administrative expenses	94	25	21	21	28	95	23	21	23	25	92	22	25	25	24	96
QoQ Change		-10.7%	-16.0%	0.0%	33.3%		-17.9%	-8.7%	9.5%	8.7%		-12.0%	13.6%	0.0%	-4.0%
YoY Change	11.9%	25.0%	-8.7%	-8.7%	0.0%	1.1%	-8.0%	0.0%	9.5%	-10.7%	-3.2%	-4.3%	19.0%	8.7%	-4.0%	4.3%
Salaries (included in oper. exps)	267	69	62	69	70	270	61	60	64	64	249	59	59	62	66	246
QoQ Change		-1.4%	-10.1%	11.3%	1.4%		-12.9%	-1.6%	6.7%	0.0%		-7.8%	0.0%	5.1%	6.5%
YoY Change		11.3%	-8.8%	3.0%	0.0%	1.1%	-11.6%	-3.2%	-7.2%	-8.6%	-7.8%	-3.3%	-1.7%	-3.1%	3.1%	-1.2%
Depreciation & amortization (included in oper. exps)	297	76	80	78	88	322	76	74	75	71	296	70	71	72	72	285
QoQ Change		-2.6%	5.3%	-2.5%	12.8%		-13.6%	-2.6%	1.4%	-5.3%		-1.4%	1.4%	1.4%	0.0%
YoY Change	13.0%	8.6%	8.1%	4.0%	12.8%	8.4%	0.0%	-7.5%	-3.8%	-19.3%	-8.1%	-7.9%	-4.1%	-4.0%	1.4%	-3.7%
Operating profit	273	59	70	74	47	250	57	77	62	68	264	52	49	35	27	163
QoQ Change		3.5%	18.6%	5.7%	-36.5%		21.3%	35.1%	-19.5%	9.7%		-23.5%	-5.8%	-28.6%	-22.9%
YoY Change	2.2%	-19.2%	4.5%	-2.6%	-17.5%	-8.4%	-3.4%	10.0%	-16.2%	44.7%	5.6%	-8.8%	-36.4%	-43.5%	-60.3%	-38.3%
Finance expenses, net	111					90	19	12	26	1	58	27	32	(1)	13	71
QoQ Change		#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!			-36.8%	116.7%	-96.2%		2600.0%	18.5%	N/M	-1400.0%
YoY Change	-31.1%	#DIV/0!	#DIV/0!	#DIV/0!	#DIV/0!	-18.9%					-35.6%	42.1%	166.7%	N/M	1200.0%	22.4%
Profit before finance exps to shareholders & taxes	162	60	15	80	5	160	38	65	36	67	206	25	16	36	15	92
QoQ Change		76.5%	-75.0%	433.3%	-93.8%		660.0%	71.1%	-44.6%	86.1%		-62.7%	-36.0%	125.0%	-58.3%
YoY Change	52.8%	9.1%	-34.8%	60.0%	-85.3%		-36.7%	333.3%	-55.0%	1240.0%	28.8%	-34.2%	-75.4%	0.0%	-77.6%	-55.3%
Net profit (loss)	(322)	(3)	(166)	(75)	(110)	(354)	(71)	(114)	(142)	395	68	19	(151)	(123)	11	(244)
QoQ Change		-96.6%	5433.3%	-54.8%	46.7%		-35.5%	60.6%	24.6%	N/M		-95.2%	N/M	-18.5%	-108.9%
YoY Change	-15.4%	-91.2%	44.3%	-12.8%	26.4%	9.9%	2266.7%	-31.3%	89.3%	N/M	N/M	N/M	32.5%	-13.4%	-97.2%	N/M
EBITDA	570	135	150	152	135	572	133	151	137	139	560	122	120	107	99	448
QoQ Change		0.0%	11.1%	1.3%	-11.2%		-1.5%	13.5%	-9.3%	1.5%		-12.2%	-1.6%	-10.8%	-7.5%
YoY Change	7.6%	-5.6%	6.4%	0.7%	0.0%	0.4%	-1.5%	0.7%	-9.9%	3.0%	-2.1%	-8.3%	-20.5%	-21.9%	-28.8%	-20.0%

Key Cash Flow Metrics
Operating cash flow	442	149	106	145	105	505	158	110	154	207	629	51	169	115	95	430
QoQ Change		22.1%	-28.9%	36.8%	-27.6%		50.5%	-30.4%	40.0%	34.4%		-75.4%	231.4%	-32.0%	-17.4%
YoY Change	-10.1%	31.9%	0.0%	43.6%	-13.9%	14.3%	6.0%	3.8%	6.2%	97.1%	24.6%	-67.7%	53.6%	-25.3%	-54.1%	-31.6%
Capital expenditures, gross (cash flow)	305	65	82	75	43	265	59	58	51	41	209	60	53	69	53	235
QoQ Change		-31.6%	26.2%	-8.5%	-42.7%		37.2%	-1.7%	-12.1%	-19.6%		46.3%	-11.7%	30.2%	-23.2%
YoY Change	-5.6%	-16.7%	20.6%	17.2%	-54.7%	-13.1%	-9.2%	-29.3%	-32.0%	-4.7%	-21.1%	1.7%	-8.6%	35.3%	29.3%	12.4%
Capital expenditures, net (cash flow)	305	65	82	75	43	265	59	58	50	41	208	60	52	69	53	234
QoQ Change		-31.6%	26.2%	-8.5%	-42.7%		37.2%	-1.7%	-13.8%	-18.0%		46.3%	-13.3%	32.7%	-23.2%
YoY Change	-5.6%	-16.7%	20.6%	17.2%	-54.7%	-13.1%	-9.2%	-29.3%	-33.3%	-4.7%	-21.5%	1.7%	-10.3%	38.0%	29.3%	12.5%
Free cash flow	137	84	24	70	62	240	99	52	104	166	421	(9)	117	46	42	196
QoQ Change		211.1%	-71.4%	191.7%	-11.4%		59.7%	-47.5%	100.0%	59.6%		N/M	N/M	-60.7%	-8.7%
YoY Change	-17.8%	140.0%	-36.8%	89.2%	129.6%	75.2%	17.9%	116.7%	48.6%	167.7%	75.4%	N/M	125.0%	-55.8%	-74.7%	-53.4%

Ratios
Gross profit margin	30.2%	27.3%	28.7%	29.6%	23.8%	27.3%	26.9%	28.1%	27.6%	28.3%	27.7%	25.7%	24.8%	23.2%	20.8%	23.6%
Operating margin	15.8%	13.4%	15.9%	16.6%	10.5%	14.1%	13.0%	17.7%	14.3%	15.5%	15.1%	12.3%	11.8%	8.6%	6.7%	9.9%
Net margin	(18.7%)	(0.7%)	(37.8%)	(16.8%)	(24.5%)	(20.0%)	(16.2%)	(26.3%)	(32.7%)	90.2%	3.9%	4.5%	(36.3%)	(30.3%)	2.7%	(14.8%)
EBITDA margin	33.1%	30.7%	34.2%	34.1%	30.1%	32.2%	30.3%	34.8%	31.6%	31.7%	32.1%	28.8%	28.8%	26.4%	24.5%	27.2%
Capex/Sales	17.7%	14.8%	18.7%	16.8%	9.6%	14.9%	13.4%	13.4%	11.8%	9.4%	12.0%	14.2%	12.7%	17.0%	13.1%	14.2%

9 of 14
Key financial metrics

NIS Millions	FY 2013	FY 2014	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Bezeq Group
Other Operating Expenses (Income), Net

Loss from impairment of assets	-	-	-	-	-	-	-	-	-	-	-	87	87

Profit from increase to controlling stake in Yes	-	-	(12)	-	-	-	-	-	-	-	-	-	-

Profit from the sale of shares in Coral Tel Ltd.	-	(582)	-	-	-	-	-	-	-	-	-	-	-

Profit from the sale of property, plant and equipment (mainly real estate)*	(120)	(167)	(234)	(11)	(29)	(22)	(45)	(107)	(6)	(13)	(45)	(2)	(66)

Proft from copper sales	(47)	(8)	-	-	-	-	-	-	-	-	-	-	-

Provision (cancellation)-contingent liabilities, net	-	(23)	34	-	-	-			-	-	-	-

Provision for early retirement	90	176	117	1	14	3	78	96	-	-	3	20	23

Expenses for a collective agreement at Pelephone	61	18	-	-	-	-	-	-	-	-	-	-	-

Loss from the discontinuation of a software development project	1	-	-	-	-	-	-	-	-	-	-	-	-

Other	-	-	-	15	3	(7)	-	11	2	12	19	(9)	24

Total other operating expenses (income), net	(15)	(586)	(95)	5	(12)	(26)	33	0	(4)	(1)	(23)	96	68

* Includes profit from copper sales beginning Q1 2015

10 of 14
Other expenses (income), net

Bezeq - The Israel Telecommunication Corp. Ltd

	FY 2007	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Bezeq Fixed-Line
Key Performance Indicators

Total outgoing minutes (in millions)	14,711	13,260	12,017	10,699	9,758	8,694	7,047	6,200	5,607	1,316	1,257	1,297	1,136	5,006	1,177	1,098	1,132	1,068	4,475
QoQ Change										-4.6%	-4.5%	3.2%	-12.4%		3.6%	-6.7%	3.1%	-5.7%
YoY Change		-9.9%	-9.4%	-11.0%	-8.8%	-10.9%	-18.9%	-12.0%	-9.6%	-9.8%	-10.0%	-5.5%	-17.6%	-10.7%	-10.6%	-12.6%	-12.7%	-6.0%	-10.6%

Total incoming minutes (in millions)	6,411	6,691	6,718	6,547	6,240	6,225	6,115	5,829	5,628	1,348	1,314	1,383	1,252	5,297	1,281	1,220	1,266	1,205	4,972
QoQ Change										-3.9%	-2.5%	5.3%	-9.5%		2.3%	-4.8%	3.8%	-4.8%
YoY Change		4.4%	0.4%	-2.5%	-4.7%	-0.2%	-1.8%	-4.7%	-3.4%	-5.7%	-5.2%	-1.9%	-10.8%	-5.9%	-5.0%	-7.2%	-8.5%	-3.8%	-6.1%

Total access lines (in 000’s)	2,749	2,604	2,483	2,366	2,367	2,268	2,216	2,205	2,087	2,068	2,050	2,031	2,010	2,010	1,986	1,961	1,942	1,916	1,916
QoQ Change										-0.9%	-0.9%	-0.9%	-1.0%		-1.2%	-1.3%	-1.0%	-1.3%
YoY Change		-5.3%	-4.6%	-4.7%	0.0%	-4.2%	-2.3%	-0.5%	-5.4%	-2.7%	-3.2%	-3.4%	-3.7%	-3.7%	-4.0%	-4.3%	-4.4%	-4.7%	-4.7%
QoQ Line change (000’s)		(145)	(121)	(117)	1	(99)	(52)	(11)	(118)	(19)	(18)	(19)	(21)	(77)	(24)	(25)	(19)	(26)	(94)

Average revenue per line (ARPL) (in NIS)	N/A	111	109	109	85	81	74	63	59	58	57	57	55	57	56	54	54	53	54
QoQ Change										-1.7%	-1.7%	0.0%	-3.5%		1.8%	-3.6%	0.0%	-1.9%
YoY Change			-1.8%	0.0%	-22.0%	-4.7%	-8.6%	-14.9%	-6.3%	-3.3%	-3.4%	-3.4%	-6.8%	-3.4%	-3.4%	-5.3%	-5.3%	-3.6%	-5.3%

Churn rate (telephony)	9.5%	N/A	N/A	N/A	11.6%	15.3%	13.1%	11.1%	10.1%	2.8%	2.4%	2.6%	2.4%	10.2%	2.7%	2.4%	2.3%	2.4%	9.8%

Broadband Internet lines (in 000’s)- Total	963	1,005	1,035	1,066	1,111	1,169	1,263	1,364	1,479	1,503	1,521	1,539	1,558	1,558	1,580	1,593	1,608	1,635	1,635
QoQ Change										1.6%	1.2%	1.2%	1.2%		1.4%	0.8%	0.9%	1.7%
YoY Change		4.4%	3.0%	3.0%	4.2%	5.2%	8.0%	8.0%	8.4%	8.1%	7.3%	6.3%	5.3%	5.3%	5.1%	4.7%	4.5%	4.9%	4.9%
QoQ Line change (000’s)		42	30	31	45	58	94	101	115	24	18	18	19	79	22	13	15	27	77

Broadband Internet lines (in 000’s)-Wholesale	-	-	-	-	-	-	-	-	244	290	323	347	377	377	414	444	484	532	532
QoQ Change										18.9%	11.4%	7.4%	8.6%		9.8%	7.2%	9.0%	9.9%
YoY Change										2536.4%	314.1%	96.0%		54.5%	42.8%	37.5%	39.5%	41.1%	41.1%
QoQ Line change (000’s)										46	33	24	30	133	37	30	40	48	155
Wholesale subs as % of total broadband subs									16.5%	19.3%	21.2%	22.5%	24.2%	24.2%	26.2%	27.9%	30.1%	32.5%	32.5%

Broadband Internet lines (in 000’s) - Retail	963	1,005	1,035	1,066	1,111	1,169	1,263	1,364	1,235	1,213	1,198	1,192	1,181	1,181	1,166	1,149	1,124	1,103	1,103
QoQ Change										-1.8%	-1.2%	-0.5%	-0.9%		-1.3%	-1.5%	-2.2%	-1.9%
YoY Change		4.4%	3.0%	3.0%	4.2%	5.2%	8.0%	8.0%	-9.5%	-12.0%	-10.6%	-6.2%	-4.4%	-4.4%	-3.9%	-4.1%	-5.7%	-6.6%	-6.6%
QoQ Line change (000’s)		42	30	31	45	58	94	101	(129)	(22)	(15)	(6)	(11)	(54)	(15)	(17)	(25)	(21)	(78)

Broadband Internet ARPU (in NIS) - Retail	64	67	69	75	80	81	84	84	88	90	90	88	90	89	90	90	90	92	90
QoQ Change										2.3%	0.0%	-2.2%	2.3%		0.0%	0.0%	0.0%	2.2%
YoY Change		4.7%	3.0%	8.7%	6.7%	1.3%	3.7%	0.0%	4.8%	3.4%	2.3%	0.0%	2.3%	1.1%	0.0%	0.0%	2.3%	2.2%	1.1%
Average broadband speed per subscriber (end of period, Mbps)	1.7	2.2	2.7	4.3	6.7	9.6	18.1	32.5	37.8	38.9	40.2	41.8	43.4	43.4	45.1	47.2	49.5	51.5	51.5
QoQ Change										2.9%	3.3%	4.0%	3.8%		3.9%	4.7%	4.9%	4.0%
YoY Change		29.4%	22.7%	59.3%	55.8%	43.3%	88.5%	79.6%	16.3%	17.2%	15.2%	13.9%	14.8%	14.8%	15.9%	17.4%	18.4%	18.7%	18.7%

Number of employees	7,614	7,530	7,364	7,216	7,076	7,422	6,479	5,964	5,896	N/A	N/A	N/A	5,649	5,649	N/A	N/A	N/A	5,582	5,582
YoY Change		-1.1%	-2.2%	-2.0%	-1.9%	4.9%	-12.7%	-7.9%	-1.1%					-4.2%					-1.2%

Market share - Internet	N/A	N/A	59%	59%	59%	60%	63%	66%	68%	N/A	N/A	N/A	N/A	69%	N/A	N/A	N/A	N/A	70%
Market share - telephony (private sector)	N/A	N/A	72%	65%	63%	59%	57%	56%	56%	N/A	N/A	N/A	N/A	55%	N/A	N/A	N/A	N/A	53%
Market share - telephony (business sector)	N/A	N/A	82%	78%	76%	75%	74%	74%	74%	N/A	N/A	N/A	N/A	73%	N/A	N/A	N/A	N/A	72%

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KPIs

Bezeq - The Israel Telecommunication Corp. Ltd

	FY 2007	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Pelephone
Key Performance Indicators

Total Subscribers (in 000’s)	2,622	2,649	2,766	2,857	2,847	2,800	2,642	2,586	2,651	2,692	2,260	2,348	2,402	2,402	2,430	2,410	2,475	2,525	2,525
QoQ Change										1.5%	-16.0%	3.9%	2.3%		1.2%	-0.8%	2.7%	2.0%
YoY Change		1.0%	4.4%	3.3%	-0.4%	-1.7%	-5.6%	-2.1%	2.5%	5.0%	-11.9%	-8.6%	-9.4%	-9.4%	-9.7%	6.6%	5.4%	5.1%	5.1%
QoQ subscriber change (000’s)										41	(432)	88	54	(249)	28	(20)	65	50	123

Prepaid Subscribers (in 000’s)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	836	925	N/A	N/A	N/A	733	733	N/A	N/A	N/A	770	770
YoY Change									10.6%					-20.8%					5.0%
ARPU (in NIS)	N/A	N/A	N/A	111	107	95	86	78	64	57	68	68	62	63	60	61	63	58	61
QoQ Change										-5.0%	19.3%	0.0%	-8.8%		-3.2%	1.7%	3.3%	-7.9%
YoY Change					-3.6%	-11.2%	-9.5%	-9.3%	-17.9%	-12.3%	4.6%	0.0%	3.3%	-1.6%	5.3%	-10.3%	-7.4%	-6.5%	-3.2%

Churn rate	N/A	N/A	13.8%	15.3%	22.9%	22.4%	28.6%	28.0%	25.8%	5.2%	6.2%	6.1%	6.3%	23.7%	7.9%	6.3%	7.1%	6.9%	28.2%

Number of employees		N/A	N/A	N/A	N/A	4,072	3,288	3,001	2,679	N/A	N/A	N/A	2,594	2,594	N/A	N/A	N/A	2,551	2,551
YoY Change							-19.3%	-8.7%	-10.7%					-3.2%					-1.7%

Market share	29.2%	28.6%	29.0%	28.9%	29.0%	28.2%	26.3%	25.5%	25.2%	N/A	N/A	22.7%	23.1%	23.1%	N/A	N/A	23.3%	N/A	N/A
Bezeq International

Key Performance Indicators

Number of employees	2,621	2,325	2,445	2,112	2,262	2,102	2,007	1,932	1,966	N/A	N/A	N/A	1,905	1,905	N/A	N/A	N/A	1,864	1,864
QoQ Change
YoY Change		-11.3%	5.2%	-13.6%	7.1%	-7.1%	-4.5%	-3.7%	1.8%					-3.1%					-2.2%

Churn rate (ISP)	N/A	N/A	14.8%	12.7%	12.6%	18.4%	18.0%	17.0%	17.3%	5.2%	4.5%	5.5%	5.2%	20.4%	5.3%	5.0%	6.3%	6.8%	23.4%

Market share - ISP	36.0%	36.0%	36.0%	35.9%	37.5%	38.8%	40.6%	42%	44%	N/A	N/A	N/A	N/A	44%	N/A	N/A	42.1%	N/A	N/A

Market share - ILD (Outgoing)	36.0%	36.0%	31.0%	30.7%	30.0%	24.6%	21.2%	23%	21%	N/A	N/A	N/A	N/A	21%	N/A	N/A	N/A	N/A	25.6%
yes
Key Performance Indicators

Subscribers (in 000’s)	549	560	571	578	586	578	600	630	635	629	623	618	614	614	608	603	597	587	587
QoQ Change										-0.9%	-1.0%	-0.8%	-0.6%		-1.0%	-0.8%	-1.0%	-1.7%
YoY Change		2.0%	2.0%	1.2%	1.4%	-1.4%	3.8%	5.0%	0.8%	-0.5%	-2.0%	-3.0%	-3.3%	-3.3%	-3.3%	-3.2%	-3.4%	-4.4%	-4.4%
QoQ subscriber change (000’s)										(6)	(6)	(5)	(4)	(21)	(6)	(5)	(6)	(10)	(27)

ARPU (in NIS)	217	228	226	230	232	234	233	234	233	231	231	233	237	233	232	229	226	226	228
QoQ Change										-1.7%	0.0%	0.9%	1.7%		-2.1%	-1.3%	-1.3%	0.0%
YoY Change		5.1%	-0.9%	1.8%	0.9%	1.0%	-0.4%	0.4%	-0.4%	-0.4%	0.0%	0.0%	0.9%	0.0%	0.4%	-0.9%	-3.0%	-4.6%	-2.1%

Churn rate	N/A	N/A	13.3%	13.0%	11.9%	15.4%	13.5%	12.8%	13.9%	4.2%	3.6%	4.5%	3.6%	15.9%	4.3%	3.8%	4.8%	5.9%	18.8%

Number of employees	N/A	1,999	2,158	2,229	2,227	2,276	2,208	2,042	1,984	N/A	N/A	N/A	1,753	1,753	N/A	N/A	N/A	1,680	1,680
YoY Change			8.0%	3.3%	-0.1%	2.2%	-3.0%	-7.5%	-2.8%					-11.6%					-4.2%

Mkt share	37%	38%	38%	39%	40%	39%	40%	42%	42%	N/A	N/A	N/A	N/A	40%	N/A	N/A	N/A	N/A	37%

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KPIs

Bezeq - The Israel Telecommunication Corp. Ltd

Bezeq Group Dividends
Dividend History
Dividend Distribution date	Total Amount (NIS m)	Dividend per share (NIS)	Dividend Type
May 10, 2018	368	0.13	Semi-Annual Dividend (Pending Shareholder Approval)
October 16, 2017	708	0.26	Semi-Annual Dividend
May 29, 2017	578	0.21	Semi-Annual Dividend
October 6, 2016	665	0.24	Semi-Annual Dividend
May 30, 2016	776	0.28	Semi-Annual Dividend
October 26, 2015	933	0.34	Semi-Annual Dividend
May 27, 2015	844	0.31	Semi-Annual Dividend
October 2, 2014	1,267	0.46	Semi-Annual Dividend
April 23, 2014	802	0.29	Semi-Annual Dividend
September 15, 2013	500	0.36	Special Dividend (6 of 6)
September 15, 2013	969	0.18	Semi-Annual Dividend
May 13, 2013	500	0.18	Special Dividend (5 of 6)
May 13, 2013	861	0.32	Semi-Annual Dividend
October 10, 2012	500	0.18	Special Dividend (4 of 6)
October 10, 2012	997	0.37	Semi-Annual Dividend
May 21, 2012	500	0.18	Special Dividend (3 of 6)
May 21, 2012	1,074	0.40	Semi-Annual Dividend
October 5, 2011	500	0.18	Special Dividend (2 of 6)
October 5, 2011	992	0.37	Semi-Annual Dividend
May 19, 2011	500	0.19	Special Dividend (1 of 6)
May 19, 2011	1,163	0.43	Semi-Annual Dividend
October 7, 2010	1,280	0.48	Semi-Annual Dividend
May 3, 2010	2,453	0.92	Semi-Annual Dividend
October 5, 2009	1,149	0.43	Semi-Annual Dividend
May 24, 2009	792	0.30	Semi-Annual Dividend
October 29, 2008	835	0.32	Semi-Annual Dividend
April 28, 2008	679	0.26	Semi-Annual Dividend
October 15, 2007	760	0.29	Semi-Annual Dividend
February 26, 2007	1,800	0.69	Special Dividend
January 9, 2007	300	0.12	Semi-Annual Dividend
October 30, 2006	400	0.15	Semi-Annual Dividend
April 16, 2006	1,200	0.46	Semi-Annual Dividend

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Dividends

Bezeq The Israel Telecommunication Corp. Limited

GLOSSARY
Glossary

EBITDA	=	Earnings Before Interest, Taxes, Depreciation & Amortization ; ttm = trailing twelve months
Adjusted EBITDA	=	EBITDA excluding other operating income/expenses
Free cash flow	=	Operating cash flows less net capital expenditures
Net capital expenditures	=	Purchase of property, plant & equipment (PPE), plus investments in intangible assets, less proceeds from the sale of PPE
ARPL	=	Average revenue per line
ARPU	=	Average revenue per user
MOU	=	Minutes of use
N/A	=	Not available
N/M	=	Not meaningful

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Glossary